The information in this preliminary prospectus supplement is not complete and may be changed. We have filed an automatic shelf registration statement with the Securities and Exchange Commission relating to these securities pursuant to the requirements of the Securities Act of 1933, as amended. This preliminary prospectus supplement is not an offer to sell securities, and we are not soliciting offers to buy these securities, in any jurisdiction where the offer or sale is not permitted.

Filed Pursuant to Rule 424(b)(2)
Registration No. 333-130718
SUBJECT TO COMPLETION, DATED JANUARY 17, 2006
PRELIMINARY PROSPECTUS SUPPLEMENT TO THE PROSPECTUS DATED DECEMBER 27, 2005
150,000 CAPITAL SECURITIES
FULTON CAPITAL TRUST I
% Capital Securities
(Liquidation Amount $1,000 per Capital Security)
Fully and Unconditionally Guaranteed, to the Extent Described in this Prospectus Supplement, by
     Fulton Capital Trust I, a Delaware statutory trust, referred to as the Trust, is offering for sale, subject to the terms and conditions described in this prospectus supplement, 150,000 of its     % capital securities, referred to as the capital securities. The capital securities represent undivided preferred beneficial interests in the assets of the Trust. Fulton Financial Corporation, a Pennsylvania corporation, referred to as Fulton Financial, will be the owner of all of the beneficial interests represented by the common securities of the Trust, referred to as the common securities. In connection with the offer and sale of the capital securities, Fulton Financial will issue to the Trust its junior subordinated deferrable interest debt securities, referred to as the debt securities, under an indenture among Fulton Financial and Wilmington Trust Company, as indenture trustee. The Trust will make payments on the capital securities from payments to the Trust by Fulton Financial on the debt securities. Fulton Financial will fully, irrevocably and unconditionally guarantee, on a subordinated basis, payment of amounts due under the capital securities to the extent described in this prospectus supplement.
     Investing in the capital securities involves risks. See “Risk Factors” beginning on page S-12.
     The capital securities are not deposits or accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency. Neither the Securities and Exchange Commission nor any state securities commission or regulator has approved or disapproved these securities or determined that this prospectus supplement or the accompanying prospectus is accurate or complete. It is illegal for anyone to tell you otherwise.

	Per Capital
	Security	Total

Public offering price(1)	$1,000	$150,000,000
Underwriting commission to be paid by us	$10	$1,500,000
Proceeds before expenses to the Trust(2)	$1,000	$150,000,000

(1)	Plus accumulated distributions from January , 2006 if settlement occurs after that date.
(2)	Fulton Financial will pay underwriting commissions to the underwriters and estimated offering expenses of $594,000.
The underwriters expect to deliver the capital securities in book-entry only form through the facilities of The Depository Trust Company on or about January     , 2006.

Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods

KeyBanc Capital Markets

Morgan Stanley

Ryan Beck & Co.

The date of this Prospectus Supplement is January     , 2006.

ABOUT THIS PROSPECTUS SUPPLEMENT
     This prospectus supplement relates to a registration statement on Form S-3 filed by Fulton Financial and the Trust with the Securities and Exchange Commission, referred to as the SEC, under the Securities Act of 1933, as amended, referred to as the Securities Act, on December 27, 2005. Any statements contained in this prospectus supplement concerning the provisions of any document are not necessarily complete, and, in each instance, reference is made to the copy of such document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement is qualified in its entirety by such reference.
     In this prospectus supplement, references to “Fulton Financial,” “us,” “we,” “our,” or similar references mean Fulton Financial Corporation, and not Fulton Financial Corporation together with any of its subsidiaries, unless the context indicates otherwise.
     The Trust and Fulton Financial are offering to sell the capital securities, and are seeking offers to buy the capital securities, only in jurisdictions where such offers and sales are permitted. If you are in a jurisdiction where offers to sell or solicitations of offers to purchase the securities offered by this prospectus supplement are unlawful, or if you are a person to whom it is unlawful to conduct these types of activities, then the offer presented in this prospectus supplement and the accompanying prospectus does not extend to you.
     If the information set forth in this prospectus supplement differs in any way from the information set forth in the accompanying prospectus, you should rely on the information set forth in this prospectus supplement.
WHERE YOU CAN FIND MORE INFORMATION
     Fulton Financial files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. You may read and copy this information at prescribed rates at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
     You can also obtain additional information about the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is www.sec.gov.
     The common stock of Fulton Financial is traded on The Nasdaq National Market and quoted under the symbol FULT. You can also inspect information about Fulton Financial by visiting The Nasdaq National Market web site (www.nasdaq.com). Our web site is www.fult.com. Information contained in our web site does not constitute part of this prospectus supplement or the accompanying prospectus.
     We have not included separate financial statements of the Trust in this prospectus supplement and we will not prepare separate financial statements of the Trust in the future. We do not consider that such financial statements would be material to holders of the capital securities offered by this prospectus supplement because Fulton Financial will fully, irrevocably and unconditionally guarantee, on a subordinated basis, payments on the capital securities to the extent described in this prospectus supplement and the Trust is a newly-formed special purpose entity, has no operating history or independent operations, is not engaged in and does not propose to engage in any activity other than holding as its assets our debt securities, issuing the capital securities to investors and common securities to Fulton Financial and engaging in incidental activities. Fulton Financial does not expect that the Trust will file reports, proxy statements and other information under the Exchange Act with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
     We are incorporating information into this prospectus supplement by reference, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus supplement and the accompanying prospectus, except as discussed below.
     The following documents that we have filed with the SEC are incorporated into this prospectus supplement and the accompanying prospectus by reference (other than information that pursuant to SEC rules is deemed not to be filed):
•	Annual Report on Form 10-K, filed March 16, 2005, for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q, filed May 10, 2005, for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q, filed August 9, 2005, for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q, filed November 9, 2005, for the quarter ended September 30, 2005; and

•	Current Reports on Form 8-K filed: January 3, 2005, January 12, 2005, January 18, 2005, March 2, 2005, March 16, 2005, March 22, 2005, March 24, 2005, March 31, 2005, April 13, 2005 (two reports filed), May 5, 2005, June 9, 2005, June 15, 2005, June 24, 2005, June 27, 2005, July 1, 2005, July 5, 2005, July 19, 2005, July 26, 2005, July 27, 2005, October 18, 2005, October 26, 2005, October 31, 2005, November 2, 2005, December 5, 2005, December 16, 2005 and December 27, 2005 (two reports filed) and January 13, 2006; and

•	Amendments to Current Reports on Form 8-K/A filed: January 18, 2005, July 27, 2005, July 29, 2005 and August 9, 2005.
     Fulton Financial adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” referred to as Statement 123R, in the third quarter of 2005. Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. As a result of its adoption of Statement 123R, the information contained in Fulton Financial’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, has been updated by the Current Report on Form 8-K that Fulton Financial filed on December 5, 2005.
     All future filings that we make with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, are incorporated by reference into this prospectus supplement and the accompanying prospectus (other than information that pursuant to SEC rules is deemed not to be filed) until we complete the offering of the capital securities. Any statement contained in a document incorporated by reference in this prospectus supplement will be deemed to be modified or superseded for purposes of this prospectus supplement to the extent that any statement contained in this prospectus supplement or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus supplement modifies or supersedes this statement. Any statement modified or superseded in this way will not be deemed, except as so modified or superseded, to constitute a part of this prospectus supplement or the accompanying prospectus. The information incorporated by reference contains information about us and our financial condition and performance and is an important part of this prospectus supplement.
     You can obtain any of the documents incorporated by reference in this prospectus supplement from us, or from the SEC, through the SEC’s Internet web site at the address specified above. Documents incorporated by reference in this prospectus supplement are available without charge, excluding all exhibits unless we have specifically incorporated an exhibit into this document by reference. You may obtain documents incorporated by reference in this document by requesting them by writing or telephoning us at:
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, Pennsylvania 17604
Attention: Corporate Secretary
(717) 291-2411
     You should rely only on the information included or incorporated by reference in this prospectus supplement or the accompanying prospectus. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those included or incorporated by reference in this prospectus supplement or the accompanying prospectus. If anyone does give you any additional or different information, you should not rely on it. The information included or incorporated by reference in this prospectus supplement speaks only as of the date of this document unless the information specifically indicates that another date applies.

SUMMARY
     The following information is a summary of the significant terms of the offering of capital securities made by this prospectus supplement. You should carefully read this prospectus supplement to understand fully the terms of the capital securities, as well as the tax and other considerations that are important to you in making a decision about whether to purchase the capital securities. You should pay special attention to the “Risk Factors” section beginning on page S-12 of this prospectus supplement to determine whether an investment in the capital securities is appropriate for you.
Fulton Financial Corporation
     Fulton Financial is a Pennsylvania business corporation and a registered financial holding company that maintains its headquarters in Lancaster, Pennsylvania. As a financial holding company, Fulton Financial engages in general commercial and retail banking and trust business, and also in related financial businesses, through its bank and nonbank subsidiaries. Fulton Financial’s bank subsidiaries currently operate 228 banking offices in Pennsylvania, Maryland, Delaware, New Jersey and Virginia. As of September 30, 2005, Fulton Financial had consolidated total assets of approximately $12.3 billion, total loans of $8.2 billion, total deposits of $8.8 billion and total shareholders equity of $1.3 billion.
     The principal assets of Fulton Financial are its fourteen wholly-owned bank subsidiaries:
•	Maryland state-chartered institutions include: Hagerstown Trust Company; and The Peoples Bank of Elkton;

•	Nationally chartered associations include: Swineford National Bank; FNB Bank, National Association; and Delaware National Bank;

•	New Jersey state-chartered institutions include: The Bank; First Washington State Bank; Skylands Community Bank; and Somerset Valley Bank;

•	Pennsylvania state-chartered institutions include: Fulton Bank; Lafayette Ambassador Bank; Lebanon Valley Farmers Bank; and Premier Bank; and

•	Virginia state-chartered institutions include: Resource Bank.
In addition, Fulton Financial has the following wholly-owned non-bank direct subsidiaries, not including the Trust:
•	Fulton Financial Realty Company, which owns or leases property to Fulton Financial (its corporate headquarters and primary operation center) as well as three unaffiliated tenants at the corporate headquarters property;

•	Fulton Reinsurance Company, LTD, which engages in the business of reinsuring credit life, accident and health insurance that is directly related to extensions of credit by Fulton Financial’s bank subsidiaries;

•	Central Pennsylvania Financial Corp., which owns two inactive non-banking subsidiaries, as well as limited partnership interests in partnerships invested in low and moderate income housing projects for Community Reinvestment Act purposes;

•	FFC Management, Inc., which owns equity investments in various financial institutions, mostly commercial banks, and corporate-owned life insurance policies;

•	Fulton Financial Advisors, National Association, a limited purpose national banking association with trust powers;

•	Fulton Insurance Services Group, Inc., an insurance agency;

•	FFC Penn Square, Inc., which holds approximately $44 million of trust preferred securities issued by an affiliate;

•	Premier Capital Trust II, PBI Capital Trust, Resource Capital Trust II, Resource Capital Trust III, SVB Bald Eagle Statutory Trust I and SVB Bald Eagle Statutory Trust II, each of which has issued trust preferred securities; and

•	Virginia Financial Services, LLC, which provides management consulting services.
     Our executive offices are located at One Penn Square, Lancaster, Pennsylvania 17602, and the telephone number at these offices is (717) 291-2411.
     Additional information about Fulton Financial and its subsidiaries is included in documents incorporated by reference in this prospectus supplement. You should refer to “Where You Can Find More Information.”
Pending Acquisition of Columbia Bancorp
     On July 26, 2005, we entered into an Agreement and Plan of Merger with Columbia Bancorp. Columbia Bancorp is a bank holding company with total assets of approximately $1.3 billion, total loans of approximately $1.0 billion and total deposits of approximately $973 million, in each case as of September 30, 2005. Columbia Bancorp’s primary subsidiary, The Columbia Bank, operates twenty-four banking offices in the Baltimore/ Washington Corridor. Upon closing of the transaction contemplated by the merger agreement, we will acquire Columbia Bancorp, and The Columbia Bank will become our fifteenth wholly-owned subsidiary. The purchase price, including estimated costs, under the merger agreement is an amount in cash and stock equal to approximately $295 million. We expect that the acquisition of Columbia Bancorp will be completed in the first quarter of 2006.
Fulton Capital Trust I
     Fulton Capital Trust I is a statutory trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State. The Trust’s business and affairs are conducted by the institutional trustee, the Delaware trustee and three individual administrators who are officers of Fulton Financial. The Trust exists for the exclusive purposes of:
•	issuing and selling the capital securities;

•	using the proceeds from the sale of the capital securities and the common securities to acquire the debt securities issued by Fulton Financial; and

•	engaging in only those other activities necessary, advisable or incidental to the above.
Accordingly, the debt securities will be the sole assets of the Trust, and payments under the debt securities will be the sole revenues of the Trust.
     All of the common securities of the Trust will be owned by Fulton Financial.

The Offering

Issuer	Fulton Capital Trust I

Securities Offered	150,000 capital securities representing undivided preferred beneficial interests in the assets of the Trust. The assets of the Trust will consist solely of the debt securities and payments received on the debt securities. The capital securities will be issued under an amended and restated declaration of trust, referred to as the trust agreement, among Fulton Financial, Wilmington Trust Company, as institutional trustee, Wilmington Trust Company, as Delaware trustee, the administrators of the Trust and the holders from time to time of undivided beneficial interests in the assets of the Trust.

Offering Price	$1,000 per capital security

Distributions	You will be entitled to receive cumulative cash distributions at the annual rate of % of the liquidation amount of $1,000 per capital security. Distributions will accumulate from the date the Trust issues the capital securities and will be payable semiannually in arrears on February 1st and August 1st of each year, beginning on August 1, 2006. The record dates will be the 15th calendar day immediately preceding any payment date, whether or not a business day. The amount of each distribution with respect to the capital securities will include amounts accrued to, but excluding, the date the distribution is due.

Extension Periods	As long as certain events of default under the indenture have not occurred and are not continuing, we have the right, at one or more times, to defer interest payments on the debt securities for up to 10 consecutive semiannual periods. All such extensions will end on an interest payment date and will not extend beyond the stated maturity date or the special event redemption date of the debt securities. During an extension period, we are restricted from, among other matters, paying dividends or making distributions on our capital stock or redeeming, repurchasing or acquiring or making liquidation payments with respect to our capital stock, except in limited circumstances, and from making any payment with respect to any debt securities or guarantees that rank equal with or junior to the debt securities to be issued by us to the Trust or the related guarantees.

If we defer interest payments on the debt securities, the Trust will also defer semiannual distributions on the capital securities during the extension period. During this extension period, the debt securities will continue to accrue interest and distributions will continue to accrue on the capital securities and on any accrued and unpaid distributions, to the extent legally enforceable, compounded semiannually from the relevant distribution date. If the Trust defers distributions, you will still be required to accrue interest income and include it in your gross income for U.S. federal income tax purposes, even if you are a cash basis taxpayer.

Ranking	Our obligations under the debt securities are unsecured and subordinated to payment of our senior debt, to the extent and in the manner set forth in the indenture, and will be effectively subordinated to all of the existing and future liabilities and preferred equity of our subsidiaries, including the deposit liabilities of our subsidiary banks. At September 30, 2005, we had $11.0 billion of debt outstanding on a consolidated basis, including subordinated notes, deposit liabilities and other obligations, all of which ranked senior or were effectively senior to the debt securities. At September 30, 2005, giving pro forma effect to the acquisition of Columbia Bancorp, we had $12.2 billion of debt outstanding, on a consolidated basis, including subordinated notes, deposit liabilities and other obligations, all of which ranked senior or were effectively senior to the debt securities.

The Guarantee	Under the guarantee, we will, on a subordinated basis, guarantee (to the extent the Trust has sufficient funds legally available to pay such amounts):
•	payments of distributions on the capital securities;

•	payments on liquidation of the Trust; and

•	payments at any redemption of the capital securities.

If we do not make a payment on the debt securities, the Trust will not have sufficient funds to make the related payment on the capital securities. Our guarantee does not assure the payment of distributions or other amounts when the Trust does not have sufficient funds legally available to make that payment. Our obligations under the guarantee are unsecured and junior in right to all of our present and future senior debt and will be effectively subordinated to all of the existing and future liabilities and preferred equity of our subsidiaries, including the deposit liabilities of our subsidiary banks.

Notwithstanding the foregoing, our obligations under the guarantee, the debt securities, the indenture and the trust agreement, taken together, will provide, on a subordinated basis, a full, irrevocable and unconditional guarantee of the Trust’s payments of distributions and other amounts due on the capital securities.

Distribution of Debt Securities	At any time, we will have the right to liquidate the Trust and cause the debt securities to be distributed to holders of capital securities and common securities in liquidation of the Trust, subject to receipt of any required regulatory approval and an opinion of counsel that such liquidation and distribution will not result in a taxable event to holders. The debt securities will have terms and conditions identical in substance to the capital securities. If we elect to liquidate the Trust and thereby cause the debt securities to be distributed to holders of the capital securities we will, for instance, have the same rights, subject to the receipt of any required regulatory approval, to redeem such debt securities as if the debt securities were held by the Trust.

In the event of the involuntary or voluntary liquidation, dissolution, winding up or termination of the Trust in which the debt securities are not distributed to holders, then the holders of the capital securities will be entitled to receive, for each capital security after satisfaction of creditors of the

Trust, a liquidation amount of $1,000, plus accumulated and unpaid distributions thereon to, but excluding, the date of payment. The Trust will be able to make this distribution only if the debt securities are redeemed by us.

Maturity and Redemption	The debt securities will mature on February 1, 2036, unless redeemed prior to such date if certain conditions are met. The Trust will redeem the capital securities when we pay the debt securities at maturity or upon any earlier redemption of the debt securities.

We may redeem the debt securities at our option, in whole but not in part, at any time, if one of the following special events occurs:
•	certain tax events occur;

•	there is a change in the manner in which the capital securities would be treated for regulatory capital purposes; or

•	there is a change in the Investment Company Act of 1940, as amended, referred to as the Investment Company Act, that requires the Trust to register under that law.

We may have to obtain regulatory approvals, including the approval of the FRB, before we redeem any debt securities prior to maturity.

If we redeem the debt securities prior to maturity, you will receive the liquidation amount of $1,000 per capital security plus any accrued and unpaid distributions, including additional distributions accrued during an extension period and not paid to the date of redemption. For more information, you should read “Description of Debt Securities — Special Event Redemption.”

Listing of the Capital Securities	We do not intend to seek a listing of the capital securities on any national securities exchange or on The Nasdaq Stock Market. For more information, you should read “Underwriting.”

Use of Proceeds	We intend to use the net proceeds from the issuance of the capital securities for general corporate purposes, which may include acquisitions and stock repurchases.

Ratings	The capital securities have been rated A- by Fitch Ratings and A3 by Moody’s Investors Service. A credit rating is not a recommendation to buy, sell or hold the capital securities and may be subject to revision or withdrawal at any time by the relevant rating agency. Each rating should be evaluated independently of the other rating assigned to the capital securities.

Tax Considerations	For a discussion of certain U.S. federal income tax considerations, you should read “Certain U.S. Federal Income Tax Consequences.”

ERISA Considerations	For a discussion of certain prohibited transactions and fiduciary duty issues pertaining to purchases by or on behalf of an employee benefit plan, you should read “ERISA Considerations.”

Voting Rights	As a holder of the capital securities, you will have no voting rights, except in limited circumstances. You should read “Description of Capital Securities — Voting Rights; Amendment of the Trust Agreement” for more information.

You Will Not Receive Certificates	The capital securities will be represented by a global security that will be deposited with, and registered in the name of, The Depository Trust Company, referred to as DTC, or its nominee. As a result, you will not receive a certificate for the capital securities, and your beneficial ownership interests will be recorded through the DTC book-entry system. For more information, you should read “Description of Capital Securities — Form, Denomination, Book-Entry Procedures and Transfers.”

Risk Factors	For a discussion of considerations relevant to an investment in the capital securities that you should carefully consider, you should read “Risk Factors.”

Selected Consolidated Financial and Other Data
     Fulton Financial adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment” (Statement 123R) in the third quarter of 2005. Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. As a result of its adoption of Statement 123R, the information contained in Fulton Financial’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, has been updated by the Current Report on Form 8-K that Fulton Financial filed on December 5, 2005. Set forth below is a summary of our consolidated financial data, as restated in connection with Statement 123R, for each of the years during the five year period ended December 31, 2004, December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000, which have been derived in part from our audited consolidated financial statements and related notes, and the nine month periods ended September 30, 2005 and September 30, 2004. The following data should be read in conjunction with our consolidated financial statements and related notes appearing in our Annual Reports on Form 10-K for each of the years ended December 31, 2004, December 31, 2003 and December 31, 2002, our Current Report on Form 8-K dated December 5, 2005 and our Quarterly Report on Form 10-Q for the quarter ended September 30, 2005 and other financial information included or incorporated by reference in this prospectus supplement and the accompanying prospectus. Results for the nine months ended September 30, 2005 are not necessarily indicative of the results that may be expected for any other interim period or for the year 2005 as a whole.

	As of or for the
	Nine Months Ended
	September 30,		As of or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except for per share data)
SUMMARY OF INCOME
Interest income	$453,534	$362,907	$493,643	$435,531	$469,288	$518,680	$519,661
Interest expense	148,865	98,733	135,994	131,094	158,219	227,962	243,874
Net interest income	304,669	264,174	357,649	304,437	311,069	290,718	275,787
Provision for loan loss	2,340	3,665	4,717	9,705	11,900	14,585	15,024
Other income	110,320	103,693	138,864	134,370	114,012	102,057	76,717
Other expenses	233,554	206,977	277,515	233,651	226,046	220,292	188,159
Income before income taxes	179,095	157,225	214,281	195,451	187,135	157,898	149,321
Income taxes	53,927	47,638	64,673	59,084	56,181	46,136	44,224
Net income	125,168	109,587	149,608	136,367	130,954	111,762	105,097
PER SHARE DATA(1) Net income (basic)	$0.80	$0.74	$1.00	$0.97	$0.93	$0.79	$0.75
Net income (diluted)	0.79	0.73	0.99	0.96	0.92	0.78	0.75
Cash dividends	0.422	0.386	0.518	0.475	0.425	0.385	0.344
RATIOS Return on average assets	1.44%	1.42%	1.45%	1.55%	1.66%	1.49%	1.50%
Return on average equity	13.47	13.91	13.98	15.23	15.61	14.33	15.58
Return on average equity (tangible)(2)	20.47	18.20	18.58	17.33	17.25	15.97	16.19
Net interest margin	3.93	3.80	3.83	3.82	4.35	4.27	4.31
Efficiency ratio	55.1	56.4	55.9	54.0	52.7	53.6	52.6
Average equity to average assets	10.7	10.2	10.3	10.2	10.6	10.4	9.6
Dividend payout ratio	52.4	52.5	51.8	49.0	45.7	48.7	45.9
Total risk-based capital ratio	12.1	11.9	11.8	12.7	13.8	13.5	14.1
Tier 1 risk-based capital ratio	9.9	10.8	10.6	11.5	12.6	12.3	13.0
Tier 1 leverage ratio	7.6	8.4	8.8	8.7	9.4	9.6	9.8

(Notes on following page)

	As of or for the
	Nine Months Ended
	September 30,		As of or for the Year Ended December 31,
	2005	2004	2004	2003	2002	2001	2000
	(Dollars in thousands, except for per share data)
PERIOD-END BALANCES
Total assets	$12,305,927	$10,570,642	$11,160,148	$9,768,669	$8,388,915	$7,771,598	$7,365,487
Loans, net of unearned income	8,325,683	7,213,162	7,584,547	6,159,994	5,317,068	5,373,020	5,374,659
Deposits	8,816,021	7,460,070	7,895,524	6,751,783	6,245,528	5,986,804	5,502,703
Federal Home Loan Bank advances and long-term debt	897,944	666,781	684,236	568,730	535,555	456,802	559,503
Shareholders’ equity	1,275,206	1,129,849	1,244,087	948,317	864,879	812,341	731,854
AVERAGE BALANCES Total assets	$11,608,053	$10,277,845	$10,344,768	$8,803,285	$7,901,398	$7,520,763	$7,020,039
Loans, net of unearned income	7,902,614	6,766,049	6,901,452	5,589,663	5,381,950	5,341,497	5,131,651
Deposits	8,227,833	7,210,202	7,285,134	6,505,371	6,052,667	5,771,089	5,245,019
Federal Home Loan Bank advances and long-term debt	826,150	627,384	637,654	566,437	476,415	500,162	476,590
Shareholders’ equity	1,242,418	1,052,664	1,069,904	895,616	839,111	779,706	674,487

(1)	Adjusted for stock dividends and stock splits.

(2)	Net income divided by average shareholders’ equity, net of goodwill and intangible assets.

RISK FACTORS
     You should carefully review the information contained elsewhere or incorporated by reference in this prospectus supplement and should particularly consider the following factors, which do not necessarily appear in the order of importance. Investors should consider all of these factors to be important. Because holders of the capital securities may receive debt securities in exchange therefor upon liquidation of the Trust, prospective purchasers of the capital securities are also making an investment decision with regard to the debt securities and should carefully review all the information regarding Fulton Financial and the debt securities that is contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.
Risks Related to Your Investment in the Capital Securities
The Trust will not be able to make payments to owners of the capital securities if it does not receive payments from us on the debt securities.
     The ability of the Trust to make payments due on the capital securities is solely dependent on us making payments on the debt securities as and when required. If we default on our obligations to pay principal or interest on the debt securities, the Trust will not have sufficient funds to make distribution, redemption or liquidation payments on the capital securities. Our guarantee does not assure the payment of distributions or other amounts when the Trust does not have sufficient funds legally available to make that payment. As a result, you will not be able to rely upon our guarantee for payment of these amounts. Instead, you may seek legal redress against us directly to collect payments owed to you or rely on the institutional trustee to enforce the rights of the Trust under the debt securities against us.
     For more information on payments under the guarantee and the debt securities, you should read “Description of Debt Securities — Subordination”, “Description of the Guarantee — Status of the Guarantee”, and “Relationship Among the Capital Securities, the Debt Securities and the Guarantee — Full and Unconditional Guarantee” in this prospectus supplement.
We cannot make payments under the guarantee or the debt securities if we default on our obligations that are more senior.
     Our obligations under the guarantee and the debt securities are unsecured and rank:
•	junior to all of our other borrowings, except those borrowings that by their terms are equal or junior;

•	effectively junior to all of our subsidiaries’ liabilities and preferred equity, including the deposit accounts of our subsidiary banks; and

•	senior to our common stock and preferred stock, if any.
     This means that we cannot pay under the guarantee or the debt securities if we default on payments on our senior debt. In addition, if the maturity of our senior debt is accelerated, we cannot pay under the guarantee or the debt securities until all of our accelerated senior debt is paid in full. Finally, if we liquidate, go bankrupt or dissolve, we would not be permitted to pay under the guarantee and the debt securities until we have paid all of our senior debt. At September 30, 2005, we had outstanding $263 million of senior debt and $400 million of senior debt on a pro forma basis taking into account the Columbia Bancorp acquisition. Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of the capital securities to benefit indirectly from such distribution) is subject to the prior claims of preferred equity holders and creditors of that subsidiary (including depositors, in the case of our subsidiary banks), except to the extent that we may be recognized as a creditor of that subsidiary. At September 30, 2005, our subsidiaries had outstanding $10.9 billion of liabilities and preferred equity and $12.0 billion of liabilities and preferred equity on a pro forma basis taking into account the Columbia Bancorp acquisition all of which were effectively senior to the debt securities. You should also be aware that we are neither limited under the guarantee, the debt securities or the indenture from incurring additional debt (including senior debt) or from entering into a highly leveraged or other transaction that may adversely affect us, and our subsidiaries are not limited from incurring liabilities or issuing preferred equity that would be structurally senior to the guarantee and the debt securities.
We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the debt securities.
     As a holding company, our principal source of funds to service our debt, including the debt securities, is dividends and interest payments from our subsidiaries. For the year ended December 31, 2004, our interest expense on our debt obligations on a non-consolidated basis was $0.2 million, and our operating expenses on a non-consolidated basis were $54.5 million. For the nine month period ended September 30, 2005, our interest expense on our debt obligations on a non-consolidated basis was $3.2 million, and our operating expenses on a non-consolidated basis were $44.8 million.
     Federal and state banking regulations limit dividends from our bank subsidiaries to us. Dividend limitations vary, depending on the subsidiary bank’s charter and whether or not it is a member of the Federal Reserve System. Generally, banks are prohibited from paying dividends when doing so would cause them to fall below the minimum regulatory capital levels. Additionally, limits exist on banks paying dividends in excess of net income for specified periods. Under such limitations, the total amount available for payment of dividends by our subsidiary banks was approximately $239 million at September 30, 2005. In the year ended December 31, 2004, our bank subsidiaries paid dividends of $62.1 million to us, and in the nine month period ended September 30, 2005, our bank subsidiaries paid dividends of $87.9 million to us. In addition, federal bank regulatory agencies have the authority to prohibit our subsidiary banks from engaging in unsafe or unsound practices in conducting their business. The payment of dividends or other transfers of funds to us, depending on the financial condition of the particular bank subsidiary, could be deemed an unsafe or unsound practice.
     Dividend payments from any of our subsidiary banks would also be prohibited under the “prompt corrective action” regulations of federal bank regulators if such subsidiary bank is, or after payment of such dividends would be, undercapitalized under such regulations. In addition, our subsidiary banks are subject to restrictions under federal law that limit their ability to transfer funds or other items of value to us and our nonbanking subsidiaries, including affiliates, whether in the form of loans and other extensions of credit, investments and asset purchases, or as other transactions involving the transfer of value. Unless an exemption applies, these transactions by our subsidiary banks with us are limited to 10% of each subsidiary bank’s capital and surplus and, with respect to all such transactions with affiliates in the aggregate, to 20% of each subsidiary bank’s capital and surplus. As of September 30, 2005, a maximum of approximately $352 million was available to us from our bank subsidiaries pursuant to the limitations and a maximum of approximately $393 million would have been available to us giving pro forma effect to the acquisition of Columbia Bancorp. Moreover, loans and extensions of credit by our bank subsidiaries to their affiliates, including us, generally are required to be secured in specified amounts. A bank’s transactions with its non-bank affiliates also are required generally to be on arm’s-length terms. For more information, you should read “Fulton Financial Corporation – Supervision and Regulation” below and also Item 1, “Business – Supervision and Regulation” and Note J to our audited financial statements in our Annual Report on Form 10-K for the year ended December 31, 2004.
     Accordingly, we can provide no assurance that we will receive dividends or other distributions from our bank subsidiaries and our other subsidiaries in an amount sufficient to pay interest on or principal of the debt securities.

We can defer interest payments on the debt securities, causing your payments under the capital securities to stop, which will have tax consequences to you and may affect the market price of the capital securities.
     We have the right, at one or more times, as long as certain events of default under the indenture have not occurred and are not continuing, to defer interest payments on the debt securities for up to 10 consecutive semiannual periods, but not beyond the stated maturity date or date of earlier redemption. If we defer interest payments, the Trust will defer paying distributions to you on your capital securities during the extension period. During any extension period, distributions will continue to accrue on the capital securities and on any accrued and unpaid distributions, to the extent legally enforceable, compounded semiannually from the relevant distribution date at the applicable distribution rate. During an extension period, we are restricted from, among other matters, paying dividends or making distributions on our capital stock or redeeming, repurchasing or acquiring or making liquidation payments with respect to our capital stock, except in limited circumstances, and from making any payment with respect to any debt securities or guarantees that rank equal with or junior to the debt securities to be issued by us to the Trust or the related guarantees. For more information, you should also read “Description of Capital Securities — Distributions.”
     When any extension period ends, we are required to pay all interest then accrued and unpaid on the debt securities, in which event we may elect to begin a new extension period subject to the limitations described above. There is no limitation on the number of times that we may elect to begin an extension period. You should read “Description of Capital Securities — Distributions” and “Description of Debt Securities — Option to Extend Interest Payment Date.”
     If we exercise our right to defer payments of interest on the debt securities, you will be required to accrue income (as original issue discount) in respect of the deferred stated interest allocable to your capital securities for U.S. federal income tax purposes, even though such interest will not be distributed to you. If you dispose of your capital securities prior to the record date for payments on the capital securities, you will not be entitled to the related cash distribution and may have adverse tax consequences. Under these circumstances, you will be required to include in your income accrued but unpaid interest on the debt securities allocable to the capital securities through the date of disposition. If interest on the debt securities allocable to the capital securities is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying debt securities deemed disposed of. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount interest included in your income, you could recognize a capital loss which cannot be applied to offset ordinary income for U.S. federal income tax purposes, subject to exceptions. For more information on possible adverse tax consequences to you, you should read “Certain U.S. Federal Income Tax Consequences — Interest Income and Original Issue Discount” and “ — Sales or Redemptions of Capital Securities.”
     As a result of our right to defer interest payments, the market price of the capital securities, which represent undivided preferred beneficial interests in the assets of the Trust, may be more volatile than the market prices of other securities that are not subject to such extension options. We do not currently intend to exercise our right to defer interest payments on the debt securities. However, if we exercise this right in the future, the market price of the capital securities is likely to be affected. The capital securities may trade at a price that does not fully reflect the value of accrued but unpaid interest on the debt securities. If you sell your capital securities during an extension period, you may not receive the same return on your investment as someone else who continues to hold the capital securities.
Distribution of debt securities may have a possible adverse effect on trading prices.
     We have the right to dissolve the Trust at any time if such dissolution and any distribution of the debt securities would not result in a taxable event to the holders of the capital securities. If we dissolve the Trust, the Trust will be liquidated by distribution of the debt securities to holders of the capital securities and the common securities. Any dissolution of the Trust resulting in the distribution of the debt securities may require the prior approval of the FRB or any successor regulatory agency (if then required under applicable capital guidelines or policies of the FRB or any successor regulatory agency).

     Under current U.S. federal income tax laws, a distribution of debt securities to you upon the dissolution of the Trust would not be a taxable event to you. However, if, despite the delivery of an opinion of counsel that the dissolution, resulting liquidation and distribution of the debt securities would not result in a taxable event to holders of the capital securities, the Trust were ultimately to be classified for U.S. federal income tax purposes as an association taxable as a corporation at the time it is dissolved, the distribution of debt securities to you would be a taxable event. In addition, if there is a change in law, a distribution of debt securities to you on the dissolution of the Trust could also be a taxable event.
     Your investment in the capital securities may decrease in value if the debt securities are distributed to you in liquidation of the Trust. We cannot predict the liquidity or market prices for the debt securities that may be distributed. Accordingly, the debt securities that you receive upon a distribution, or the capital securities you hold pending such distribution, may trade at a discount to the price that you paid to purchase the capital securities. Because you may receive the debt securities, you must also make an investment decision with regard to the debt securities. You should carefully review all of the information regarding Fulton Financial and the debt securities contained or incorporated by reference in this prospectus supplement and the accompanying prospectus.
In the event we redeem the debt securities before their stated maturity, you may not be able to reinvest your principal at the same or a higher rate of return.
     We may redeem the debt securities at any time, in whole, but not in part, within 90 days after the occurrence of certain events. These occurrences may include adverse tax, investment company or bank regulatory developments. You should read “Description of Debt Securities — Special Event Redemption.”
     You should assume that we will exercise our redemption option if we are able to obtain capital at a lower cost than we must pay on the debt securities or if it is otherwise in our interest to redeem the debt securities. If the debt securities are redeemed, the Trust must redeem capital securities and common securities having an aggregate liquidation amount equal to the aggregate principal amount of debt securities redeemed, and you may be required to reinvest your principal at a time when you may not be able to earn a return on a comparable security that is as high as you were earning on the capital securities.
You will have limited voting rights.
     As a holder of capital securities, you will have limited voting rights. You can vote only to modify certain terms of the capital securities or to remove the institutional and Delaware trustees of the Trust upon a limited number of events. We, along with the institutional trustee and the administrators, may amend the trust agreement, without your consent, even if these actions adversely affect your interests, to ensure that the Trust:
•	will continue to be classified as a grantor trust for U.S. federal income tax purposes; and

•	will not be required to register as an “investment company” under the Investment Company Act.
     You will not have any voting rights regarding us or the administrators or with respect to any matters submitted to a vote of the holders of the common securities. You should read “Description of Capital Securities — Removal of Trustees” and “ — Voting Rights; Amendment of the Trust Agreement” for more information on your limited voting rights.
The limited covenants relating to the capital securities and the debt securities do not protect you.
     The covenants in the governing documents relating to the capital securities and the debt securities are limited. As a result, the governing documents do not protect you in the event of an adverse change in our financial condition or results of operations and do not prohibit us from entering into highly leveraged or similar transactions. You should not consider the covenants of the governing documents to be a significant factor in evaluating whether we will be able to comply with our obligations under the debt securities or the guarantee. In addition, the governing documents do not limit our ability, or the ability of our subsidiaries, to incur additional debt, including senior debt.

Trading characteristics of the capital securities may create adverse tax consequences for you.
     The capital securities may trade at a price that does not reflect the value of the accrued but unpaid interest on the underlying debt securities. If you dispose of your capital securities between the record date for payments on the capital securities and the relevant distribution date, you may have adverse tax consequences. Under these circumstances, you will be required to include accrued but unpaid interest on the debt securities allocable to the capital securities through the date of disposition in your income. If interest on the debt securities is included in income under the original issue discount provisions, you would add this amount to your adjusted tax basis in your share of the underlying debt securities deemed disposed. If your selling price is less than your adjusted tax basis, which will include all accrued but unpaid original issue discount included in your income, you could recognize a capital loss which cannot be applied to offset ordinary income for federal income tax purposes, subject to exceptions. You should read “Certain U.S. Federal Income Tax Consequences—Interest Income and Original Issue Discount” and “— Sales or Redemptions of Capital Securities” for more information on possible adverse tax consequences to you.
The absence of a public market may adversely affect your ability to sell the capital securities.
     The underwriters have informed the Trust and us that they intend to make a market in the capital securities. However, the underwriters are not obligated to do so and any such activity may be terminated at any time without notice to the holders of the capital securities. In addition, any market making activity will be subject to the limits of the Securities Act and may be limited during the pendency of the offering. Accordingly, we cannot assure you that an active public or other market will develop for the capital securities, or as to the liquidity of or any trading market for the capital securities. If an active public trading market does not develop, the market price and liquidity of the capital securities may be adversely affected. In addition, neither we nor the Trust intend to apply for listing of the capital securities on any securities exchange or for quotation on The Nasdaq Stock Market. If an active public trading market develops, future trading prices of the capital securities will depend on many factors, including, among others, prevailing interest rates, our operating results and the market for similar securities. You should read “Underwriting.”
Risk Factors Relating to Fulton Financial Corporation
Changes in interest rates may have an adverse effect on Fulton Financial’s profitability.
     Fulton Financial and its subsidiary banks are affected by fiscal and monetary policies of the federal government, including those of the FRB, which regulates the national money supply in order to manage recessionary and inflationary pressures. Among the techniques available to the FRB are engaging in open market transactions of U.S. Government securities, changing the discount rate and changing reserve requirements against bank deposits. The use of these techniques may also affect interest rates charged on loans and paid on deposits.
     Net interest income is the most significant component of Fulton Financial’s net income, accounting for approximately 72% of total revenues in 2004 and 73% of total revenues in the first three quarters of 2005. The narrowing of interest rate spreads, the difference between interest rates earned on loans and investments and interest rates paid on deposits and borrowings, would adversely affect Fulton Financial’s earnings and financial condition. Among other things, regional and local economic conditions as well as fiscal and monetary policies of the federal government, including those of the FRB, may affect prevailing interest rates. Fulton Financial cannot predict or control changes in interest rates.
     During the first half of 2004, short-term interest rates were low and Fulton Financial’s net interest income and net interest margin were negatively affected because reducing the rates paid on deposits became increasingly difficult. During the second half of 2004 and the first three quarters of 2005, the FRB increased short-term interest rates several times. When short-term interest rates rise, Fulton Financial generally expects improvements in net interest income. However, increasing short-term rates tends to have a detrimental impact on mortgage loan origination volumes and related mortgage-banking income. In addition, a flat or declining interest rate environment generally would have the opposite effects.
     The absolute difference between short-term interest rates and intermediate-term interest rates can also affect Fulton Financial’s net interest income. When intermediate-term interest rates exceed short-term interest rates, generally, an increase in the interest rate differential will increase the net interest income earned by Fulton Financial on a portion of its earning assets. Conversely, a reduction in the interest rate differential will generally cause a reduction in net interest income earned by Fulton Financial on a portion of its earning assets.
Changes in economic conditions and the composition of Fulton Financial’s loan portfolios could lead to higher loan charge-offs or an increase in Fulton Financial’s allowance for loan losses and may reduce Fulton Financial’s income.
     Changes in national and regional economic conditions could impact the loan portfolios of Fulton Financial’s subsidiary banks. For example, an increase in unemployment, a decrease in real estate values or increases in interest rates, as well as other factors, could weaken the economies of the communities Fulton Financial serves. Weakness in the market areas served by Fulton Financial’s subsidiary banks could depress its earnings and consequently its financial condition because:
•	customers may not want or need Fulton Financial’s products or services;

•	borrowers may not be able to repay their loans;

•	the value of the collateral securing Fulton Financial’s loans to borrowers may decline, particularly because 78% of our loan portfolio is secured by real estate as of September 30, 2005; and

•	the quality of Fulton Financial’s loan portfolio may decline.
     Any of the latter three scenarios could require Fulton Financial to “charge-off” a higher percentage of its loans and/or increase its provision for loan losses, which would reduce its income.
     In addition, the amount of Fulton Financial’s provision for loan losses and the percentage of loans it is required to “charge-off” may be impacted by the overall risk composition of the loan portfolio. Recently, the amount of Fulton Financial’s commercial loans (including agricultural loans) and commercial mortgages have increased, comprising a greater percentage of its overall loan portfolio. These loans are inherently more risky than certain other types of loans, such as residential mortgage loans. While Fulton Financial believes that its allowance for loan losses as of December 31, 2004 and September 30, 2005 is adequate to cover losses inherent in the loan portfolio on that date, Fulton Financial cannot assure you that it will not be required to increase its loan loss provision or “charge-off” a higher percentage of loans due to changes in the risk characteristics of the loan portfolio, thereby reducing its net income. To the extent any of Fulton Financial’s subsidiary banks rely more heavily on loans secured by real estate than the borrower’s cash flow, a decrease in real estate values could cause higher loan losses on non-performing loans and require higher loan loss provisions.
Fluctuations in the value of Fulton Financial’s equity portfolio, or assets under management by Fulton Financial’s trust and investment management services, could have a material impact on Fulton Financial’s results of operations.
     At September 30, 2005, Fulton Financial’s investments consisted of $74 million of stocks of other financial institutions, $67 million of Federal Home Loan Bank, referred to as FHLB, and other government agency stock and $6 million of mutual funds and other investments. Fulton Financial’s equity portfolio consists primarily of common stock of publicly traded financial institutions. Fulton Financial realized net gains on the sale of equity securities of $14.8 million and $17.3 million in 2004 and 2003, respectively. These gains were offset by write-downs of $137,000 in 2004 and $3.3 million in 2003 for the impairment in value of specific equity securities. Any unrealized gains on the equity portfolio represent a potential source of revenue for Fulton Financial. The value of the securities in Fulton Financial’s equity portfolio may be affected by a number of factors, including factors that impact the performance of the U.S. securities markets in general and, due to the concentration in stocks of financial institutions in Fulton Financial’s equity portfolio, specific risks associated with that sector. If the value of one or more equity securities in the portfolio were to decline significantly, this revenue could be reduced or lost in its entirety. In addition to Fulton Financial’s equity portfolio, Fulton Financial’s investment management and trust services could be impacted by fluctuations in the securities markets. A portion of Fulton Financial’s trust revenue is based on the value of the underlying investment portfolios. If the value of those investment portfolios decreases, whether due to factors influencing U.S. securities markets in general or otherwise, Fulton Financial’s revenue could be negatively impacted. In addition, Fulton Financial’s ability to sell its brokerage services is dependent, in part, upon consumers’ level of confidence in the outlook for rising securities prices.
If Fulton Financial is unable to acquire additional banks on favorable terms or if it fails to successfully integrate or improve the operations of acquired banks, Fulton may be unable to execute its growth strategies.
     Fulton Financial has historically supplemented its internal growth with strategic acquisitions of banks, branches and other financial services companies. There can be no assurance that Fulton Financial will be able to effect future acquisitions on favorable terms or that it will be able to integrate acquired institutions successfully and within the expected timeframes. In addition, with acquisitions, Fulton Financial may not be able to achieve anticipated cost savings or revenue enhancements. Acquired institutions also may have unknown or contingent liabilities or deficiencies in internal controls that could result in material liabilities or negatively impact Fulton Financial’s ability to complete the internal control procedures required under federal securities laws, rules and regulations or by certain laws, rules and regulations applicable to the banking industry.
If the goodwill that Fulton Financial has recorded in connection with its acquisitions becomes impaired, it could have a negative impact on Fulton Financial’s profitability.
     Applicable accounting standards require that the purchase method of accounting be used for all business combinations. Under purchase accounting, if the purchase price of an acquired company exceeds the fair value of the company’s net assets, the excess is carried on the acquiror’s balance sheet as goodwill. At September 30, 2005, Fulton had approximately $418 million of goodwill on its balance sheet and approximately $602 million giving pro forma effect to the acquisition of Columbia Bancorp. Companies must evaluate goodwill for impairment at least annually. Write-downs of the amount of any impairment, if necessary, are to be charged to the results of operations in the period in which the impairment is determined. Based on tests of goodwill impairment conducted to date, Fulton Financial has concluded that there has been no impairment, and no write-downs have been recorded. However, there can be no assurance that the future evaluations of goodwill will not result in findings of impairment and write-downs, which could be material.
Fluctuations in the level of some of Fulton Financial’s defined benefit plan expense could adversely affect its earnings.
     Fulton Financial’s defined benefit plan expense can be greatly impacted by the return realized on invested plan assets and thus is not entirely within Fulton Financial’s control. A downturn in the equity markets can result in an increase in expense. Such an increase occurred in 2003, when Fulton Financial’s defined benefit plan expense increased 66.9%, from $1,812,000 to $3,025,000. This expense increased in 2004 to $3,072,000.
The competition Fulton Financial faces is increasing and may reduce Fulton Financial’s customer base and negatively impact Fulton Financial’s results of operations.
     There is significant competition among commercial banks in the market areas served by Fulton Financial’s subsidiary banks. In addition, as a result of the deregulation of the financial industry, Fulton Financial’s subsidiary banks also compete with other providers of financial services such as savings and loan associations, credit unions, consumer finance companies, securities firms, insurance companies, commercial finance and leasing companies, the mutual funds industry, full service brokerage firms and discount brokerage firms, some of which are subject to less extensive regulations than Fulton Financial is with respect to the products and services they provide. Some of Fulton Financial’s competitors, including certain super-regional and national bank holding companies that have made acquisitions in its market area, have greater resources than Fulton Financial has, and, as such, may have higher lending limits and may offer other services not offered by Fulton Financial.
     Fulton Financial also experiences competition from a variety of institutions outside its market areas. Some of these institutions conduct business primarily over the Internet and may thus be able to realize certain cost savings and offer products and services at more favorable rates and with greater convenience to customers.
     Competition may adversely affect the rates Fulton Financial pays on deposits and charges on loans, thereby potentially adversely affecting Fulton Financial’s profitability. Fulton Financial’s profitability depends upon its continued ability to successfully compete in the market areas it serves while achieving its operating objectives.

The supervision and regulation to which Fulton Financial is subject can be a competitive disadvantage.
     Fulton Financial is a registered financial holding company, and its subsidiary banks are depository institutions whose deposits are insured by the Federal Deposit Insurance Corporation, referred to as the FDIC. As a result, Fulton Financial and its bank subsidiaries are subject to various regulations and examinations by various bank regulatory authorities. In general, statutes establish the corporate governance and eligible business activities for Fulton Financial, certain acquisition and merger restrictions, limitations on inter-company transactions such as loans and dividends, capital adequacy requirements, requirements for anti-money laundering programs and other compliance matters, among other regulations. Fulton Financial is extensively regulated under federal and state banking laws and regulations that are intended primarily for the protection of depositors, federal deposit insurance funds and the banking system as a whole. Compliance with these statutes and regulations is important to Fulton Financial’s ability to engage in new activities and to consummate additional acquisitions. You should also read “ — We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the debt securities.”
     Fulton Financial is also subject to changes in federal and state tax laws as well as changes in banking and credit regulations, accounting principles and governmental economic and monetary policies. Fulton Financial cannot predict whether any of these changes may adversely and materially affect us. Federal and state banking regulators also possess broad powers to take supervisory actions as they deem appropriate. These supervisory actions may result in higher capital requirements, higher insurance premiums and limitations on Fulton Financial’s activities that could have a material adverse effect on its business and profitability. While these statutes are generally designed to minimize potential loss to depositors and the FDIC insurance funds, they do not eliminate risk, and compliance with such statutes increases Fulton Financial’s expense, requires management’s attention and can be a disadvantage from a competitive standpoint with respect to non-regulated competitors.

FORWARD LOOKING STATEMENTS
     This prospectus supplement, including information incorporated into this prospectus supplement by reference, may contain forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify these forward looking statements. These forward looking statements involve risk and uncertainty and a variety of factors could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in these forward looking statements.
     We have made, and may continue to make, certain forward looking statements with respect to acquisition and growth strategies, market risk, the effect of competition on net interest margin and net interest income, investment strategy and income growth, investment securities gains, other than temporary impairment of investment securities, deposit and loan growth, asset quality, balances of risk-sensitive assets to risk-sensitive liabilities, employee benefits and other expenses, goodwill, amortization of intangible assets, capital and liquidity strategies and other financial and business matters for future periods. We caution that these forward looking statements are subject to various assumptions, risk and uncertainties. Because of the possibility that the underlying assumptions may change, actual results could differ materially from these forward looking statements.
     In addition to other factors identified herein, the following could cause actual results to differ materially from such forward looking statements: pricing pressures on loan and deposit products, actions of bank and non-bank competitors, changes in local and national economic conditions, changes in regulatory requirements, actions of the Board of Governors of the Federal Reserve System, referred to as the FRB, creditworthiness of current borrowers, customers’ acceptance of our products and services, acquisition pricing and our ability to continue making acquisitions and integrating completed acquisitions successfully and within the expected timeframes.
     Our forward looking statements are relevant only as of the date on which such statements are made. By making any forward looking statements, we assume no duty to update them to reflect new, changing or unanticipated events or circumstances.

USE OF PROCEEDS
     All of the proceeds from the sale by the Trust of its capital securities and common securities will be invested by the Trust in the debt securities. We intend to use the net proceeds we receive from the sale of the $150,000,000 aggregate liquidation amount of the capital securities for general corporate purposes, which may include acquisitions and stock repurchases.
ACCOUNTING TREATMENT
     In January 2003, the Financial Accounting Standards Board, referred to as FASB, issued Interpretation No. 46 (Revised December 2003), Consolidation of Variable Interest Entities, referred to as FIN 46(R), which provides guidance for determining when an entity should consolidate another entity that meets the definition of a variable interest entity. FIN 46(R) requires a variable interest entity to be consolidated if the company will absorb a majority of the expected losses, will receive a majority of the expected residual returns or both. Under this guidance, the Trust will be considered to be a variable interest entity that does not satisfy the conditions for consolidation by Fulton Financial. Accordingly, for financial reporting purposes, we will treat the Trust as an unconsolidated subsidiary and, in our consolidated balance sheet, report the aggregate principal amount of the debt securities we issue to the Trust as liabilities, with offsetting assets for the cash and common securities we receive from the Trust. In our consolidated statements of operations, we will report interest payable on the debt securities as interest expense, offset by distributions we receive on the common securities.
     Future reports we file under the Exchange Act will include a footnote to the consolidated financial statements stating that:
•	we own 100% of the outstanding common securities of the Trust;

•	the Trust is not consolidated in our financial statements;

•	the sole assets of the Trust are the debt securities (specifying the principal amount, interest rate and maturity date of the debt securities); and

•	our obligations under the trust agreement, the debt securities and the related indenture and the guarantee, in the aggregate, constitute a full and unconditional guarantee by us of the obligations of the Trust under the capital securities.
     We expect that the Trust will not be required to file separate reports under the Exchange Act.

CAPITALIZATION
     The following table sets forth our consolidated capitalization, as of September 30, 2005 (unaudited), on an actual basis, on an as adjusted basis to give effect to the sale of the capital securities offered hereby and on a pro forma as adjusted basis to give effect to the Columbia Bancorp acquisition. The following data is qualified in its entirety by our financial statements and other information contained elsewhere in this prospectus supplement or incorporated by reference.

	September 30, 2005
	(Dollars in Thousands, Unaudited)
	Actual	As Adjusted(3)	Pro Forma(4)
Long-term borrowings:
Federal Home Loan Bank Advances	$711,638	$711,638	$732,135
5.35% Subordinated Notes Due April 15, 2015	100,000	100,000	100,000
Junior Subordinated Deferrable Interest Debt Securities(1)	40,724	190,724	206,935
Other Long-Term Debt	47	47	47

Total Long-Term Borrowings	852,409	1,002,409	1,039,117
Shareholders’ Equity (2)
Common stock, $2.50 par value, 600 million shares authorized, 172.3 million shares issued as of September 30, 2005	430,655	430,655	450,803
Additional paid-in capital	995,847	995,847	1,123,063
Retained earnings	120,446	120,446	120,446
Accumulated other comprehensive (loss) income	(30,934)	(30,934)	(30,934)
Treasury stock (15.3 million shares in 2005 and 2004) at cost	(240,808)	(240,808)	(240,808)
Total Shareholders’ Equity	1,275,206	1,275,206	1,422,570

Total Long Term Borrowings and Shareholders’ Equity	$2,127,615	$2,277,615	$2,461,687

(1)	Includes debt securities issued in conjunction with trust preferred securities.

(2)	Adjusted for stock dividends and stock splits.

(3)	Giving effect to the sale of the capital securities being offered by this prospectus supplement.

(4)	Giving effect to the acquisition of Columbia Bancorp (assuming 50% of Columbia shareholders elect to receive cash consideration) and the sale of the capital securities being offered by this prospectus supplement.

CAPITAL RATIOS
     The following table sets forth our regulatory capital ratios at December 31 for the years indicated below on an actual basis, as well as our regulatory capital ratios at September 30, 2005 on a pro forma basis after giving effect to the sale of the capital securities offered hereby. The capital ratios table below does not take into account the pending Columbia Bancorp acquisition.

	September 30, 2005		December 31,
			2004	2003	2002	2001
	Actual	Pro Forma
Capital Ratios:
Total risk-based capital ratio	12.1%	13.5%	11.8%	12.7%	13.8%	13.5%
Tier 1 risk-based capital ratio	9.9	11.4	10.6	11.5	12.6	12.3
Tier 1 leverage ratio	7.6	8.7	8.8	8.7	9.4	9.6

RATIOS OF EARNINGS TO FIXED CHARGES
The following table sets forth our ratios of earnings to fixed charges for the periods shown.

	Nine Months Ended			Twelve Months Ended
	September 30,			December 31,
		2005(1)
		(Pro
	2005	Forma)	2004	2004	2003	2002	2001	2000
Ratio of earnings to fixed charges:
Including interest on deposits	2.2	2.2	2.6	2.6	2.5	2.2	1.7	1.6
Excluding interest on deposits	4.5	4.4	5.7	5.6	6.3	6.7	4.9	3.7

(1)	Giving effect to the acquisition of Columbia Bancorp and the issuance of the capital securities being offered by this prospectus supplement.
     For purposes of computing the ratios, earnings represent income before income taxes plus fixed charges. Fixed charges include all interest expense and the proportion deemed representative of the interest factor of rent expense for capitalized leases. These ratios are presented both including and excluding interest on deposits.

FULTON FINANCIAL CORPORATION
General
     Fulton Financial was incorporated under the laws of Pennsylvania on February 8, 1982 and became a bank holding company through the acquisition of all of the outstanding stock of Fulton Bank on June 30, 1982. In 2000, Fulton Financial became a financial holding company as defined in the Gramm-Leach-Bliley Act of 1999, as amended, referred to as the GLB Act, which allowed Fulton Financial to expand its financial services activities under our holding company structure. Fulton Financial directly owns 100% of the common stock of fourteen community banks, two financial services companies and nine non-bank entities.
     As a financial institution with a focus on traditional banking activities, Fulton Financial generates the majority of its revenue through net interest income, which is the difference between interest income earned on loans and investments and interest paid on deposits and borrowings. Growth in net interest income is dependent upon balance sheet growth and maintaining or increasing the net interest margin, which is net interest income as a percentage of average interest-earning assets. Fulton Financial also generates revenue through fees earned on the various services and products offered to our customers and through sales of assets, such as loans or investments. Offsetting these revenue sources are provisions for credit losses on loans, operating and administrative expenses and income taxes.
     Acquisitions have long been a supplement to Fulton Financial’s internal growth. Recent and pending acquisitions provide the opportunity for additional growth as they will allow Fulton Financial’s existing products and services to be sold in new markets. Fulton Financial’s acquisition strategy focuses on high growth areas with strong market demographics and targets organizations that have a comparable corporate culture, strong performance and good asset quality, among other factors. Merger and acquisition activity in the financial services industry has been very competitive in recent years, as evidenced by the prices paid for certain acquisitions. While Fulton Financial has been an active acquirer, management is committed to basing its pricing on rational economic models. Management will continue to focus on generating growth in the most cost-effective manner.
     Fulton Financial has been able to maintain strong asset quality through different economic cycles, which is attributable to its credit culture and underwriting policies. This trend continued in 2004 and the first nine months of 2005 as asset quality measures such as non-performing assets to total assets and net charge-offs to average loans improved in comparison to 2003, allowing a reduction in the provision for loan losses. While overall asset quality has remained strong, deterioration in quality of one or several significant accounts could have a detrimental impact and result in losses that may not be foreseeable based on current information. In addition, rising interest rates could increase the total payments of borrowers and could have a negative impact on their ability to pay according to the terms of their loans.
Bank and Financial Services Subsidiaries
     Fulton Financial’s fourteen subsidiary banks are located primarily in suburban or semi-rural geographical markets throughout a five state region (Pennsylvania, Maryland, New Jersey, Delaware and Virginia). Pursuant to Fulton Financial’s “super-community” banking strategy, Fulton Financial operates the banks autonomously to maximize the advantage of community banking and service to its customers. Where appropriate, operations are centralized through common platforms and back-office functions; however, decision-making generally remains with the local bank management.
     Fulton Financial’s subsidiary banks are located in areas that are home to a wide range of manufacturing, distribution, health care and other service companies. Fulton Financial and its subsidiary banks are not dependent upon one or several customers or any one industry, and the loss of any single customer or several customers would not have a material adverse impact on any of its subsidiary banks.
     Each of Fulton Financial’s subsidiary banks offers a full range of consumer and commercial banking services in its local market area. Personal banking services include various checking and savings products, certificates of deposit and individual retirement accounts. The subsidiary banks offer a variety of consumer lending products to creditworthy customers in their respective market areas. Secured lending options include home equity loans and lines of credit, which are underwritten based on loan-to-value limits specified in the lending policy.

Residential mortgage lending options are provided by the banks in conjunction with Fulton Mortgage Company or Resource Mortgage Company, which both offer a wide variety of fixed and variable-rate products, including construction loans and jumbo loans. These loans are generally underwritten based on secondary market standards. Loans secured by new and used vehicles are also offered, as well as vehicle leasing. Unsecured lending options include credit cards, personal lines of credit and checking account overdraft protection.
     Fulton Financial provides commercial banking services to small and medium sized businesses (generally with sales of less than $100 million) in the subsidiary banks’ market areas. Loans to one borrower are generally limited to $30 million in total commitments, which is below Fulton Financial’s regulatory lending limit. Commercial lending options include commercial, financial, and agricultural and real estate loans. Both floating and fixed rate loans are provided, with floating loans generally tied to an index such as the Prime Rate or LIBOR (London Interbank Offered Rate). Fulton Financial’s commercial lending policy encourages relationship banking and provides strict guidelines related to customer creditworthiness and collateral requirements. In addition, construction lending, equipment leasing, credit cards, letters of credit, cash management services and traditional deposit products are offered to commercial customers.
     Through Fulton Financial’s financial services subsidiaries, including Fulton Financial Advisors, N.A. and Fulton Insurance Services Group, Inc., Fulton Financial offers investment management, trust, brokerage, insurance and investment advisory services in the market areas serviced by the subsidiary banks.
     Fulton Financial’s subsidiary banks deliver their products and services through traditional branch banking, with a network of full service branch offices. Electronic delivery channels include a network of automated teller machines, telephone banking and PC banking through the Internet. The variety of available delivery channels allows customers to access their account information and perform certain transactions such as transferring funds and paying bills at virtually any hour of the day.
     The following table provides geographical and statistical information for Fulton Financial’s banking and financial services subsidiaries, as of September 30, 2005.

	Main Office	Total	Total
Subsidiary	Location	Assets	Deposits	Branches
		(in millions)
Fulton Bank	Lancaster, PA	$4,146,936	$2,761,627	73
Lebanon Valley Farmers Bank	Lebanon, PA	762,014	608,701	13
Swineford National Bank	Hummels Wharf, PA	261,445	201,178	7
Lafayette Ambassador Bank	Easton, PA	1,249,491	1,027,548	23
FNB Bank, N.A.	Danville, PA	282,147	206,034	8
Hagerstown Trust	Hagerstown, MD	483,466	375,184	12
Delaware National Bank	Georgetown, DE	392,248	279,957	13
The Bank	Woodbury, NJ	1,151,886	936,115	27
The Peoples Bank of Elkton	Elkton, MD	120,216	97,143	2
Skylands Community Bank	Hackettstown, NJ	496,862	415,292	10
Premier Bank	Doylestown, PA	523,243	335,061	7
Resource Bank	Virginia Beach, VA	1,323,166	810,272	6
First Washington State Bank	Windsor, NJ	588,212	401,685	16
Somerset Valley Bank	Somerville, NJ	598,115	481,405	11
Fulton Financial Advisors, N.A. and		—	—
Fulton Insurance Services Group, Inc (1).	Lancaster, PA			—
Total		12,379,447	8,937,202	228

(1)	Dearden, Maguire, Weaver and Barrett LLC, an investment management and advisory company, is a wholly-owned subsidiary of Fulton Financial Advisors, N.A.

Non-Bank Subsidiaries
     We own 100% of the common stock of nine non-bank subsidiaries, including: (i) Fulton Reinsurance Company, which engages in the business of reinsuring credit life and accident and health insurance directly related to extensions of credit by our banking subsidiaries; (ii) Fulton Financial Realty Company, which holds title to or leases certain properties upon which our branch offices and other facilities are located; and (iii) Central Pennsylvania Financial Corp., which owns certain limited partnership interests in partnerships invested in low and moderate income housing projects.
Pending Acquisition of Columbia Bancorp
     On July 26, 2005, we entered into an Agreement and Plan of Merger with Columbia Bancorp. Columbia Bancorp is a bank holding company with total assets of approximately $1.3 billion, total loans of approximately $1.0 billion and total deposits of approximately $973 million, in each case as of September 30, 2005. Columbia Bancorp’s primary subsidiary, The Columbia Bank, operates twenty-four banking offices in the Baltimore/ Washington Corridor. Upon closing of the transactions contemplated by the merger agreement, we will acquire Columbia Bancorp, and The Columbia Bank will become our fifteenth wholly-owned bank subsidiary.
     Under the terms of the merger agreement, holders of Columbia Bancorp’s common stock will be entitled to elect to receive as merger consideration combinations of stock and cash in the proportions described in the merger agreement. Those shares that will be converted into Fulton Financial stock will be exchanged based on a fixed exchange ratio of 2.325 shares of Fulton Financial stock for each share of Columbia Bancorp stock, and those shares of Columbia Bancorp stock that will be converted into cash will be converted into a per share amount of cash based on a fixed price of $42.48 per share of Columbia Bancorp stock. Under the merger agreement, a minimum of 20%, and a maximum of 50%, of Columbia Bancorp’s outstanding shares must be converted into cash. If Columbia Bancorp shareholders elect to undersubscribe or oversubscribe the cash portion of the consideration, all elections will be modified, on the same percentage basis, so that the total number of shares receiving cash consideration is equal to 20% (if the cash portion is undersubscribed), or 50% (if the cash portion is oversubscribed), as the case may be, of the total number of shares outstanding. In addition, each of the outstanding options to acquire Columbia Bancorp’s stock will be converted to options to purchase Fulton Financial stock or cash.
     The acquisition is subject to approval by both the Columbia Bancorp shareholders and applicable regulatory authorities. The acquisition is expected to be completed during the first quarter of 2006. The offering of the capital securities by this prospectus supplement is not contingent on the completion of the Columbia Bancorp acquisition.
     The acquisition will be accounted for as a purchase. Purchase accounting requires Fulton Financial to allocate the total purchase price of the acquisition to the assets acquired and liabilities assumed, based on their respective fair values at the acquisition date, with any remaining acquisition cost being recorded as goodwill. Resulting goodwill balances are then subject to an impairment review on at least an annual basis. The results of Columbia Bancorp’s operations will be included in Fulton Financial’s financial statements prospectively from the date of the acquisition.
     The total purchase price is estimated to be approximately $295 million, which includes cash to be paid by us, the value of our stock to be issued, Columbia’s options to be converted and certain acquisition related costs. The net assets of Columbia Bancorp as of September 30, 2005 were $94 million. The total purchase price will be allocated to the net assets acquired as of the merger effective date, based on fair market values at that date. Fulton Financial expects to record a core deposit intangible asset and goodwill as a result of the acquisition accounting.

FULTON CAPITAL TRUST I
     The Trust is a statutory trust created under Delaware law pursuant to the filing of a certificate of trust with the Delaware Secretary of State. The Trust exists for the exclusive purposes of:
•	issuing and selling the capital securities and the common securities;

•	using the proceeds from the sale of the capital securities and the common securities to acquire the debt securities; and

•	engaging in only those other activities necessary, advisable or incidental thereto, including the offering.
     The debt securities will be the sole assets of the Trust, and, accordingly, payments under the debt securities will be the sole revenues of the Trust. We will own all of the common securities of the Trust. The common securities will rank equal, and payments will be made thereon pro rata, with the capital securities, except that upon the occurrence and continuance of an event of default under the trust agreement, our rights as holder of the common securities to payments in respect of distributions and payments upon liquidation, redemption or otherwise will be subordinated to the rights of the holders of the capital securities. You should read “Description of Capital Securities — Subordination of Common Securities.”
     We will own common securities in a liquidation amount equal to at least 3% of the total capital of the Trust. The Trust has a term of approximately 35 years, but may dissolve earlier as provided in the trust agreement. The Trust’s business and affairs are conducted by the administrators and the trustees under the trust agreement, each of whom we appoint as holder of the common securities. The trustees for the Trust are Wilmington Trust Company, as the institutional trustee and as the Delaware trustee. The three administrators are officers of Fulton Financial. Wilmington Trust Company acts as sole indenture trustee under the indenture. Wilmington Trust Company also acts as guarantee trustee under the guarantee. You should read “Description of the Guarantee” and “Description of Debt Securities.” The holder of the common securities of the Trust or, if an event of default under the trust agreement has occurred and is continuing, the holders of a majority in liquidation amount of the capital securities will be entitled to appoint, remove or replace the institutional trustee and/or the Delaware trustee. In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrators; such voting rights will be vested exclusively in the holder of the common securities.
     The duties and obligations of the institutional trustee and the Delaware trustee are governed by the trust agreement. As issuer of the debt securities, we will pay all fees, expenses, debts and obligations (other than the payments due on the capital securities) related to the Trust and the offering of the capital securities and will pay, directly or indirectly, all ongoing costs, expenses and liabilities of the Trust. The principal executive office of the Trust is c/o Fulton Financial Corporation, One Penn Square, Lancaster, Pennsylvania 17602, and its telephone number is (717) 291-2411.

DESCRIPTION OF CAPITAL SECURITIES
     This summary describes the material provisions of the capital securities. It is not complete and is both subject to and qualified by the trust agreement, including the definitions used in the trust agreement, and the Trust Indenture Act of 1939, as amended, referred to as the Trust Indenture Act. We have incorporated the definitions used in the trust agreement in this prospectus supplement. You can request a complete copy of the trust agreement from Fulton Financial. Wilmington Trust Company will act as institutional trustee and Delaware trustee under the trust agreement.
General
     The capital securities will represent undivided preferred beneficial interests in the assets of the Trust. The capital securities will rank equal to, and payments will be made on a pro rata basis with, the common securities, except holders of capital securities will be entitled to a preference over the common securities in certain circumstances with respect to distributions and amounts payable on redemption of the capital securities or liquidation of the Trust, as described under “ — Subordination of Common Securities.” The trust agreement will be qualified under, and be subject to and governed by, the Trust Indenture Act.
     The capital securities will be limited to $150,000,000 million aggregate liquidation amount at any one time outstanding. The institutional trustee will have legal title to the debt securities and will hold them in trust for your benefit and for the benefit of the other holders of the capital securities.
     Our guarantee for the benefit of the holders of the capital securities will be a guarantee on a subordinated basis with respect to the capital securities, but will not guarantee payment of distributions or amounts payable on redemption of the capital securities or liquidation of the Trust when the Trust does not have sufficient funds legally available for such payments. Our obligations under the guarantee are unsecured and junior in right to all of our present and future senior debt and will be effectively subordinated to all of the existing and future liabilities and preferred equity of our subsidiaries, including the deposit liabilities of our subsidiary banks. You should read “Description of the Guarantee” for more information about our guarantee.
Distributions
     Distributions on the capital securities will be cumulative, and will accumulate from the most recent date on which distributions have been paid or, if no distributions have been paid, from the date of original issuance. Distributions will be payable at the annual rate of      % of the liquidation amount, payable semiannually in arrears on February 1st and August 1st of each year, beginning on August 1, 2006, to the holders of the capital securities on the relevant record dates. The record dates will be the 15th calendar day (whether or not a business day) immediately preceding any payment date. The amount of distributions to be paid on each distribution date with respect to the capital securities will include amounts accrued from and including the preceding payment date or, if none, the date of original issuance to, but excluding, the date the distribution is due or the redemption date, as the case may be, each such period referred to as a distribution period. The amount of distributions payable for any distribution period will be based on a 360-day year of twelve 30-day months.
     If any distribution date would otherwise fall on a day that is not a business day, the distributions payable on such date shall be paid on the next succeeding business day without any interest or other payment in respect of any such delay, and with the same force and effect as if made on such date. A business day means any day other than a Saturday or a Sunday, or a day on which banking institutions in Wilmington, Delaware, or Lancaster, Pennsylvania are authorized or required by law, executive order or regulation to close.
     The Trust’s revenues available for distribution to holders of the capital securities will be limited to our payments to the Trust under our debt securities. For more information, you should read “Description of Debt Securities — General.” If we do not make interest payments on the debt securities, the institutional trustee will not have funds available to pay distributions on the capital securities. Our guarantee of payment of distributions applies only if and to the extent that the Trust has sufficient funds legally available to pay the distributions. You should read “Description of the Guarantee” for more information about the extent of our guarantee.

Option to Defer Interest Payments
     As long as none of the following events of default under the indenture have occurred and are continuing:
•	we default in the payment of any interest on the debt securities following nonpayment of interest for ten or more consecutive semiannual periods;

•	the Trust is dissolved; or

•	certain events related to bankruptcy, insolvency or reorganization of Fulton Financial or any of its major bank subsidiaries, we have the right under the indenture to elect to defer interest payments on the debt securities, at any time or from time to time, for no more than 10 consecutive semiannual periods, each deferral period referred to as an extension period, provided, that no extension period will end on a date other than an interest payment date, or extend beyond the stated maturity date, which is on February 1, 2036, or the special event redemption date of the debt securities. If we defer interest payments, the Trust will defer semiannual distributions on the capital securities during the extension period. During any extension period, distributions will continue to accumulate on the capital securities and on any accumulated and unpaid distributions, to the extent legally enforceable, at an annual rate equal to the interest rate applicable during such extension period compounded semiannually from the relevant distribution date. The term distributions includes any accumulated additional distributions.
     Before the end of any extension period, we may extend the extension period, as long as such extension, together with previous and subsequent extensions, does not cause the extension period to exceed 10 consecutive semiannual periods, or to end on a date other than an interest payment date or extend beyond the stated maturity date or the date of earlier redemption. At the end of any extension period, we will be required to pay all amounts then due on the related interest payment date, including all deferred interest for such extension period. Thereafter, we may elect to begin a new extension period subject to the above requirements. No interest (except any additional amounts) shall be due and payable during an extension period until the relevant extension period ends. We must give the indenture trustee notice of our election to defer interest payments or to extend an extension period no later than the close of business on the fifteenth calendar day prior to the applicable date the distributions on the capital securities would have been payable.
     There is no limitation on the number of times that we may elect to begin an extension period. You should read “Description of Debt Securities — Option to Extend Interest Payment Date” and “Certain U.S. Federal Income Tax Consequences — Interest Income and Original Issue Discount.”
     During any extension period, we may not:
•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any debt securities that rank equal with, or junior to, the debt securities; or

•	make any guarantee payments with respect to other guarantees of debt securities of any of our subsidiaries if such guarantee ranks equal with, or junior to, the guarantee of the capital securities.
     Notwithstanding the foregoing, during an extension period the following actions are permitted:
•	repurchases, redemptions or other acquisitions of shares of capital stock of Fulton Financial (1) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (2) in connection with a dividend reinvestment or stockholder stock purchase plan or (3) in connection with the issuance of capital stock of Fulton Financial (or securities convertible into or exercisable for such capital stock) as consideration in an acquisition transaction entered into prior to the occurrence of any of the events that give rise to the foregoing restrictions;
•	any exchange or conversion of any class or series of our capital stock (or any capital stock of a subsidiary) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•	any declaration of a dividend in connection with any stockholder’s rights plan, or the issuance of rights, stock or other property under any stockholder’s rights plan, or the redemption or repurchase of rights pursuant thereto; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal with or junior to such stock.
     We do not currently intend to exercise our right to defer payments of interest on the debt securities. Our obligations under the guarantee to make payments of distributions will be limited to the extent that the Trust has sufficient funds legally available to pay distributions and, therefore, will not require us to make a payment under the guarantee in respect of deferred interest during an extension period. You should read “Description of the Guarantee” for more information about the extent of our guarantee.
Redemption
     Upon payment at maturity or earlier redemption of the debt securities (other than following the distribution of the debt securities to you as a holder of the Trust’s capital securities and us, as the holder of the Trust’s common securities), the institutional trustee will apply the proceeds from such payment to redeem at the applicable redemption price an amount of capital securities and common securities having an aggregate liquidation amount equal to the principal amount of the debt securities included in such payment. We will give written notice of any redemption between 30 to 60 days prior to the redemption date (other than a redemption resulting from the maturity of the debt securities on the stated maturity date).
     If less than all of the debt securities mature or are redeemed on a redemption date, then the institutional trustee will allocate the proceeds actually received on a pro rata basis among the capital securities and the common securities except as described under “— Subordination of Common Securities.”
     We will have the right to redeem the debt securities in whole, but not in part, at any time, if there are certain changes in the bank regulatory, investment company or tax laws that would adversely affect the status of the Trust, the capital securities or the debt securities.
     We may be required to obtain regulatory approval, including the approval of the FRB, before we redeem any debt securities. You should read “Description of Debt Securities — Special Event Redemption” for information on redemption of the debt securities.
Liquidation of the Trust and Distribution of Debt Securities
     We will have the right at any time to dissolve the Trust and, after satisfying the liabilities owed to the Trust’s creditors as required by applicable law, we will have the right to distribute the debt securities to the holders of the capital securities and to us as holder of the common securities. Our right to dissolve the Trust is subject to our receiving:
•	an opinion of counsel to the effect that if we distribute the debt securities, the holders of the capital securities will not experience a taxable event; and
•	any required regulatory approval.

     The Trust will automatically dissolve if:
•	the Trust’s term expires;

•	certain bankruptcy events relating to us occur, or we dissolve or liquidate;

•	we distribute debt securities having a principal amount equal to the liquidation amount of the capital securities to holders of the capital securities and we, as sponsor, have exercised our right to dissolve the Trust (which direction is at our option and, except as described above, wholly within our discretion, as sponsor);

•	the Trust redeems all of the capital securities as described under “ — Redemption;” or

•	a court of competent jurisdiction enters an order for the dissolution of the Trust.
     If the Trust is dissolved for any of the above reasons, except for a redemption of all capital securities, it will be liquidated by the institutional trustee as soon as the institutional trustee determines it to be practicable by distributing to holders of the capital securities, after satisfying the liabilities owed to the Trust’s creditors, as provided by applicable law, debt securities having a principal amount equal to the liquidation amount of the capital securities, unless the institutional trustee determines that this distribution is not practicable. If the institutional trustee determines that this distribution is not practicable, the holders of the capital securities will be entitled to receive an amount equal to the aggregate of the liquidation amount plus accumulated and unpaid distributions on the capital securities to the date of payment (such amount being referred to as the liquidation distribution) out of the assets of the Trust legally available for distribution to such holders, after satisfying the liabilities owed to the Trust’s creditors. If the liquidation distribution can be paid only in part, the capital securities will have a priority over the common securities. For more information, you should read ” — Subordination of Common Securities.”
     After the liquidation date is fixed for any distribution of debt securities to holders of the capital securities:
•	the capital securities will no longer be deemed to be outstanding;

•	DTC, or its nominee, will receive in respect of each registered global certificate representing capital securities a registered global certificate representing the debt securities to be delivered upon such distribution; and

•	any certificates representing capital securities not then held by DTC or its nominee will be deemed to represent debt securities having a principal amount equal to the liquidation amount of those capital securities, and bearing accrued and unpaid interest in an amount equal to the accumulated and unpaid distributions on those capital securities, until such certificates are presented to us, as the issuer of the debt securities or our agent for transfer or reissuance, in which case we will issue to those holders, and the indenture trustee will authenticate one or more certificates representing the debt securities.
     We cannot assure you of the market prices for the capital securities, or the debt securities that may be distributed to you in exchange for the capital securities, if a dissolution and liquidation of the Trust were to occur. Accordingly, the capital securities that you purchase, or the debt securities that you may receive upon a dissolution and liquidation of the Trust, may trade at a discount to the price that you paid to purchase the capital securities offered by this prospectus supplement. You should read “Risk Factors — Distribution of debt securities may have a possible adverse effect on trading prices.”
     If we elect not to redeem the debt securities prior to maturity and either elect not to or we are unable to liquidate the Trust and distribute the debt securities to holders of the capital securities, the capital securities will remain outstanding until the repayment of the debt securities at maturity on February 1, 2036.

Redemption Procedures
     If the debt securities mature or are redeemed prior to maturity, the Trust will redeem capital securities at the applicable redemption price with the proceeds received from the maturity or redemption of the debt securities. Any redemption of capital securities will be made and the applicable redemption price will be payable on the redemption date only to the extent that the Trust has sufficient funds legally available to pay the applicable redemption price. For more information, you should read “ — Redemption.”
     If the Trust gives a notice of redemption for the capital securities, then, by 10:00 a.m., Eastern Time, on the redemption date, to the extent funds legally are available, with respect to:
•	the capital securities held by DTC or its nominees, the institutional trustee will deposit, or cause the paying agent to deposit, irrevocably with DTC funds sufficient to pay the applicable redemption price. For more information, you should read “ — Form, Denomination, Book-Entry Procedures and Transfers;” and

•	any capital securities then held in certificated form, the institutional trustee will irrevocably deposit with the paying agent funds sufficient to pay the applicable redemption price and will give the paying agent irrevocable instructions and authority to pay the applicable redemption price to the holders upon surrender of their certificates evidencing the capital securities. For more information, you should read “ — Payment and Paying Agency.”
     The paying agent will initially be the institutional trustee.
     Notwithstanding the foregoing, if any distribution date falls on or before the redemption date, distributions will be payable to the holders of the capital securities on the record date for such distribution date. If the Trust gives a notice of redemption and funds are deposited as required, then upon the date of the deposit, all rights of the holders of the capital securities called for redemption will cease except the right of the holders of the capital securities to receive the applicable redemption price, without interest, and the capital securities called to be redeemed will cease to be outstanding.
     If any redemption date for the capital securities is not a business day, then the applicable redemption price will be paid on the next business day without interest or any other payment in respect of the delay and with the same force and effect as if made on such date. If payment of the applicable redemption price is improperly withheld or refused and not paid either by the Trust or by us pursuant to the guarantee:
•	distributions on the capital securities will continue to accumulate at the coupon rate, from the redemption date originally established by the Trust to but excluding the date such applicable redemption price is actually paid; and

•	the actual payment date will be the redemption date for purposes of calculating the applicable redemption price.
     Notice of any redemption will be mailed between 30 and 60 days before the redemption date to each holder of capital securities at its registered address.
     Subject to applicable law, including, without limitation, U.S. federal securities laws, we or our subsidiaries may at any time, and from time to time, purchase outstanding capital securities in the open market or by private agreement.
Subordination of Common Securities
     Payment of distributions on, the redemption price of, or the liquidation distribution with respect to, the capital securities and the common securities will be made on a pro rata basis. However, if an event of default exists on any distribution, redemption or liquidation date, no payment of any distributions on, applicable redemption price of, or liquidation distribution relating to, any of the common securities, and no other payment on account of the redemption, liquidation or other acquisition of the common securities, will be made unless payment in full in cash of all accumulated and unpaid distributions on all of the outstanding capital securities for all distribution periods terminating on or before the distribution, redemption or liquidation date, or payment of the applicable redemption price or the liquidation distribution, as applicable, is made in full. In the event that an event of default exists, all funds available to the institutional trustee will first be applied to the payment in full in cash of all distributions on, the applicable redemption price of, or liquidation distribution relating to, the capital securities then due and payable.
     In the case of any event of default under the trust agreement, we, as holder of all of the common securities, will be deemed to have waived any right to act with respect to the event of default. Until any event of default has been cured, waived or otherwise eliminated, the institutional trustee will act solely on behalf of the holders of the capital securities and not on our behalf or on behalf of any other holder of common securities, and only the holders of the capital securities will have the right to direct the institutional trustee to act on their behalf.
Events of Default; Notice
     An event of default under the indenture constitutes an event of default under the trust agreement. You should read “Description of Debt Securities — Events of Default.”
     The trust agreement provides that, within 90 days after the institutional trustee has actual knowledge of the occurrence of an event, act or condition that, with notice or lapse of time, or both, would constitute an event of default under the indenture, the institutional trustee will give notice of the default to the holders of the capital securities, the administrators and to us, as sponsor, unless the default has been cured or waived. The trust agreement also provides that within ten business days after the institutional trustee has actual knowledge of an event of default the institutional trustee will give notice of the event of default to such persons, unless the event of default has been cured or waived. We, as sponsor, and the administrators are required to file annually with the institutional trustee a certificate as to whether we and the administrators have complied with the applicable conditions and covenants of the trust agreement.
     If an event of default exists, the capital securities will have a preference over the common securities as described under “ — Liquidation of the Trust and Distribution of Debt Securities” and “ — Subordination of Common Securities.” For a description of the rights of the holders of the capital securities in the case of an event of default under the indenture, you should read “ — Voting Rights; Amendment of Trust Agreement” and “Description of Debt Securities — Enforcement of Certain Rights by Holders of Capital Securities.” If an event of default has occurred and is continuing and such event is attributable to our failure to pay principal of or interest on the debt securities when due, any holder of the capital securities may institute a legal proceeding directly against us for such payment without first instituting a legal proceeding against the Trust, the institutional trustee or any other person or entity.
Removal of Trustees
     Unless an event of default exists, we may remove the institutional trustee and the Delaware trustee at any time. If an event of default exists, the institutional trustee and the Delaware trustee may be removed only by the holders of a majority in liquidation amount of the outstanding capital securities. In no event will the holders of the capital securities have the right to vote to appoint, remove or replace the administrators, because these voting rights are vested exclusively in us as the holder of all of the common securities. No resignation or removal of the institutional trustee or the Delaware trustee and no appointment of a successor trustee shall be effective until the acceptance of appointment by the successor trustee in accordance with the trust agreement.
Merger or Consolidation of Trustees
     If the institutional trustee or the Delaware trustee is merged, converted or consolidated into another entity, or the institutional trustee or the Delaware trustee is a party to a merger, conversion or consolidation that results in a new entity, or an entity succeeds to all or substantially all of the corporate trust business of the institutional trustee or the Delaware trustee, the new entity shall be the successor of the institutional trustee or the Delaware trustee, as appropriate, under the trust agreement, provided, that the entity is otherwise qualified and eligible.

Mergers, Consolidations, Amalgamations or Replacements of the Trust
     The Trust may not merge with or into, consolidate, amalgamate or be replaced by, or convey, transfer or lease substantially all of its properties and assets to any corporation or other entity, except as described below or as otherwise described under “ — Liquidation of the Trust and Distribution of Debt Securities.” The Trust may, with the consent of the administrators and without the consent of the institutional trustee, the Delaware trustee or the holders of the capital securities, merge with or into, consolidate, amalgamate or be replaced by or convey, transfer or lease all or substantially all of its properties and assets to a trust organized as such under the laws of any state; provided, that:
•	if the Trust is not the survivor, the successor either:
•	expressly assumes all of the obligations of the Trust with respect to the capital securities; or

•	substitutes securities for the capital securities that have substantially the same terms as the capital securities so that the substitute securities rank equal to the capital securities with respect to distributions and payments upon liquidation, redemption and otherwise;
•	we appoint, as the holder of the debt securities, a trustee of the successor possessing the same powers and duties as the institutional trustee;

•	the capital securities or any substitute securities are listed or quoted, or any substitute securities will be listed or quoted upon notification of issuance, on any national securities exchange or other organization on which the capital securities are then listed or quoted, if any;

•	if the capital securities or any substitute securities are rated by any nationally recognized statistical rating organization prior to such transaction, the transaction does not cause the rating on the capital securities or any successor securities to be downgraded or withdrawn by the rating organization;

•	the transaction does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any substitute securities) in any material respect;

•	the successor, if any, has a purpose substantially identical to that of the Trust;

•	prior to the transaction, the Trust received an opinion from independent counsel to the Trust experienced in such matters to the effect that:
•	the transaction does not adversely affect the rights, preferences and privileges of the holders of the capital securities (including any substitute securities) in any material respect (other than any dilution of such holders’ interests in the successor entity);

•	following the transaction, neither the Trust nor the successor will be required to register as an investment company under the Investment Company Act; and

•	the Trust continues to be, and any successor will be, classified as a grantor trust for U.S. federal income tax purposes;
•	we guarantee the obligations of the successor under the substitute securities to the same extent provided by the indenture, the guarantee, the debt securities and the trust agreement.
     Notwithstanding the foregoing, the Trust may not, except with the consent of holders of 100% in liquidation amount of the capital securities, consolidate, amalgamate, merge with or into, or be replaced by, or convey, transfer or lease all or substantially all of its properties and assets to, any other entity or permit any other entity to consolidate, amalgamate, merge with or into, or replace it if the transaction would cause the Trust or the successor to be classified other than as a grantor trust for U.S. federal income tax purposes.

Voting Rights; Amendment of the Trust Agreement
     Except as provided below and under “ — Mergers, Consolidations, Amalgamations or Replacements of the Trust” and “Description of the Guarantee — Amendments and Assignment” and as otherwise required by law and the trust agreement, the holders of the capital securities will have no voting rights.
     We, together with the institutional trustee, may amend the trust agreement from time to time, without the consent of the holders of the capital securities:
•	to cure any ambiguity, correct or supplement any provisions in the trust agreement that may be defective or inconsistent with any other provision;

•	to add to the covenants, restrictions or obligations applicable to us, as sponsor; or

•	to modify, eliminate or add to any provisions of the trust agreement that are necessary or advisable, including, without limitation, to ensure that at all times, the Trust will be classified as a grantor trust for U.S. federal income tax purposes and will not be required to register as an investment company under the Investment Company Act.
     Notwithstanding the foregoing, in each case noted above, the amendment may not adversely affect the powers, preferences, rights or interests of the holders of the capital securities.
     In addition, we, together with the trustees, may amend the trust agreement with the consent of holders representing a majority in liquidation amount of the outstanding capital securities upon receipt of an opinion of counsel to the effect that the amendment or the exercise of any power granted to the trustees in accordance with the amendment will not affect the Trust’s classification as an entity that is not taxable as a corporation or as being a grantor trust for U.S. federal income tax purposes or the Trust’s exemption from status as an investment company under the Investment Company Act. However, unless we obtain the consent of each holder of capital securities, no such amendment may (i) change the amount or timing of any distribution on the capital securities; (ii) change the redemption date(s) or prices or the liquidation distribution or events; or (iii) restrict the right of a holder of capital securities to sue for the enforcement of any payment on or after the specified date.
     So long as the institutional trustee holds any debt securities, the trustees may not:
•	direct the time, method and place of exercising any trust or power conferred on the indenture trustee with respect to the debt securities;

•	waive certain past defaults under the indenture;

•	exercise any right to rescind or annul a declaration accelerating the maturity of the principal of the debt securities; or

•	consent to any amendment, modification or termination of the indenture or the debt securities, where such consent shall be required, without, in each case, obtaining the prior consent of the holders of a majority in liquidation amount of all outstanding capital securities. Notwithstanding the foregoing, where the indenture would require the consent of each holder of debt securities affected thereby, the institutional trustee may not give consent without the prior approval of each holder of the capital securities.
     The trustees will not revoke any action previously authorized or approved by a vote of the holders of the capital securities, except by subsequent vote of such holders. The institutional trustee shall notify each holder of capital securities of any notice of default it receives with respect to the debt securities. In addition to obtaining the approvals of the holders of the capital securities, prior to taking any of the foregoing actions, the trustees shall obtain an opinion of counsel experienced in such matters to the effect that the Trust will continue to be classified as a grantor trust for U.S. federal income tax purposes.

     Any required approval of holders of capital securities may be given at a meeting of the holders convened for the purpose of approving the matter or pursuant to written consent. The administrators will cause a notice of any meeting at which holders of capital securities are entitled to vote, or of any matter upon which action by written consent of such holders has been taken, to be given to each holder of record of capital securities in accordance with the trust agreement.
     Notwithstanding that holders of the capital securities are entitled to vote or consent under any of the circumstances described above, any of the capital securities that are owned by us, the trustees or any of our or any trustee’s affiliates, shall, for purposes of such vote or consent, be treated as if they were not outstanding.
Form, Denomination, Book-Entry Procedures and Transfers
     The capital securities initially will be represented by one or more capital securities in registered, global form, referred to, collectively, as the global capital securities. The global capital securities will be deposited upon issuance with the institutional trustee as custodian for DTC, in Wilmington, Delaware, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described in this prospectus supplement.
     Global capital securities exchanged for capital securities in certificated form, as described below, will be issued in blocks having a liquidation amount of not less than $1,000 (one capital security) and multiples of $1,000 in excess thereof and may be transferred or exchanged only in blocks of $1,000 and multiples of $1,000 in excess thereof.
     Except as set forth in this prospectus supplement, the global capital securities may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the global capital securities may not be exchanged for capital securities in certificated form except in the limited circumstances described in this prospectus supplement. You should read “— Exchange of Book-Entry Capital Securities for Certificated Capital Securities.” Transfer of beneficial interests in the global capital securities will be subject to the applicable rules and procedures of DTC and its direct and indirect participants, which may change from time to time.
Depositary Procedures
     DTC has advised the Trust and us that it is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participating organizations referred to as, participants, and to facilitate the clearance and settlement of transactions in those securities between participants through electronic, computerized book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include both U.S. and non-U.S. securities brokers and dealers (including the underwriters), banks, trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to banks, securities brokers, dealers, trust companies and clearing corporations that clear through or maintain a custodial relationship with a participant, either directly or indirectly, referred to as indirect participants. Persons who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants. The ownership interest and transfer of ownership interest of each actual purchaser of each security held by or on behalf of DTC are recorded on the records of participants and indirect participants.
     DTC also has advised the Trust and us that, pursuant to procedures established by it (1) upon deposit of the global capital securities, DTC will credit the accounts of participants designated by the underwriters with portions of the liquidation amount of the global capital securities and (2) ownership of interests in the global capital securities will be shown on, and the transfer of ownership of the global capital securities will be effected only through, records maintained by DTC (with respect to participants) or by participants and indirect participants (with respect to other owners of beneficial interests in the global capital securities).

     You may hold your interests in the global capital security directly through DTC if you are a participant, or indirectly through organizations that are participants. All interests in a global capital security will be subject to the procedures and requirements of DTC. The laws of some states require that certain persons take physical delivery in certificated form of securities that they own. Consequently, the ability to transfer beneficial interests in a global capital security to those persons will be limited to that extent. Because DTC can act only on behalf of participants, which in turn act on behalf of indirect participants and certain banks, the ability of a person having beneficial interests in a global capital security to pledge its interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of its interests, may be affected by the lack of a physical certificate evidencing its interests. For certain other restrictions on the transferability of the capital securities, you should read “ — Exchange of Book-Entry Capital Securities for Certificated Capital Securities.”
     Except as described below, owners of interests in the global capital securities will not have capital securities registered in their name, will not receive physical delivery of capital securities in certificated form and will not be considered the registered owners or holders thereof under the trust agreement for any purpose.
     Payments on the global capital securities registered in the name of DTC, or its nominee, will be payable in immediately available funds by the institutional trustee to DTC or its nominee in its capacity as the registered holder under the trust agreement. Under the terms of the trust agreement, the institutional trustee will treat the persons in whose names the capital securities, including the global capital securities, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Neither the institutional trustee nor any agent thereof has or will have any responsibility or liability for:
•	any aspect of DTC’s records or any participant’s or indirect participant’s records relating to, or payments made on account of, beneficial ownership interests in the global capital securities, or for maintaining, supervising or reviewing any of DTC’s records or any participant’s or indirect participant’s records relating to the beneficial ownership interests in the global capital securities; or

•	any other matter relating to the actions and practices of DTC or any of its participants or indirect participants.
     DTC has advised the Trust and us that its current practice, upon receipt of any payment on the capital securities, is to credit the accounts of the relevant participants with the payment on the payment date, in amounts proportionate to their respective holdings in liquidation amount of the capital securities as shown on the records of DTC. Payments by participants and indirect participants to the beneficial owners of capital securities will be governed by standing instructions and customary practices and will be the responsibility of participants or indirect participants and will not be the responsibility of DTC, the institutional trustee, the Trust or us. None of the Trust, Fulton Financial or the institutional trustee will be liable for any delay by DTC or any of its participants or indirect participants in identifying the beneficial owners of the capital securities, and the Trust, Fulton Financial and the institutional trustee may conclusively rely on, and will be protected in relying on, instructions from DTC or its nominee for all purposes.
     If applicable, redemption notices shall be sent to DTC or its nominee.
     Any secondary market trading activity in interests in the global capital securities will settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its participants. Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will settle in same-day funds.
     DTC has advised the Trust and us that it will take any action permitted to be taken by a holder of capital securities (including, without limitation, presenting the capital securities for exchange as described below) only at the direction of one or more participants who have an interest in DTC’s global capital securities in respect of the portion of the liquidation amount of the capital securities as to which the participant or participants has or have given direction. However, if an event of default exists under the trust agreement, DTC reserves the right to exchange the global capital securities for capital securities in certificated form and to distribute the certificated capital securities to its participants.
     We believe that the information in this section concerning DTC and its book-entry system has been obtained from reliable sources, but we do not take responsibility for the accuracy of this information.

     Although DTC has agreed to the procedures described in this section to facilitate transfers of interests in the global capital securities among participants in DTC, DTC is not obligated to perform or to continue to perform these procedures, and these procedures may be discontinued at any time by giving reasonable notice. None of the Trust, Fulton Financial or the institutional trustee will have any responsibility or liability for any aspect of the performance by DTC or its participants or indirect participants of any of their respective obligations under the rules and procedures governing their operations or for maintaining, supervising or reviewing any records relating to the global capital securities that are maintained by DTC or any of its participants or indirect participants.
Exchange of Book-Entry Capital Securities for Certificated Capital Securities
     A global capital security can be exchanged for capital securities in certificated form if:
•	DTC notifies the Trust that it is unwilling or unable to continue as depositary for the global capital security and the Trust fails to appoint a successor depositary within 90 days of receipt of DTC’s notice, or DTC has ceased to be a clearing agency registered under the Exchange Act and the Trust fails to appoint a successor depositary within 90 days of becoming aware of this condition;

•	at Fulton Financial’s request, DTC notifies holders of the capital securities that they may utilize DTC’s procedures to cause the capital securities to be issued in certificated form, and such holders request such issuance; or

•	an event of default, or any event which after notice or lapse of time or both would be an event of default, exists under the trust agreement.
     In addition, beneficial interests in a global capital security may be exchanged by or on behalf of DTC for certificated capital securities upon request by DTC, but only upon at least 20 days’ prior written notice given to the institutional trustee in accordance with DTC’s customary procedures. In all cases, certificated capital securities delivered in exchange for any global capital security will be registered in the names and issued in any approved denominations requested by or on behalf of DTC (in accordance with its customary procedures) unless the administrators determine otherwise in compliance with applicable law.
Payment and Paying Agency
     The Trust will make payments on the capital securities that are held in global form in immediately available funds to DTC, or its nominee, which will credit the relevant accounts at DTC on the applicable payment dates. The Trust will make payments on the capital securities, other than payments on a redemption date, that are not held by DTC by mailing a check to the address of the holders as of the record date (which will be the date that is 15 calendar days prior to the relevant distribution date (except in limited circumstances), whether or not the record date falls on a business day) appearing on the register or by wire transfer to an account maintained by the holder if it has delivered proper transfer instructions prior to the record date, while payments on a redemption date will be made in immediately available funds upon surrender of the capital securities. The paying agent will initially be the institutional trustee and any co-paying agent chosen by the institutional trustee and acceptable to the administrators and us. The paying agent will be permitted to resign as paying agent upon 30 days’ prior written notice to the institutional trustee, the administrators and us. In the event that the institutional trustee is no longer the paying agent, the administrators will appoint a successor (which must be a bank or trust company acceptable to the administrators and us) to act as paying agent.
Registrar and Transfer Agent
     The institutional trustee will act as registrar and transfer agent for the capital securities.
     The Trust will register transfers of the capital securities without charge, except for any tax or other governmental charges that may be imposed in connection with any transfer or exchange. The Trust will not be required to have the transfer of the capital securities registered after they have been called for redemption.

Information Concerning the Institutional Trustee
     Unless an event of default exists, the institutional trustee will undertake to perform only the duties specifically set forth in the trust agreement. Upon the occurrence and continuance of an event of default, the institutional trustee must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the institutional trustee is not obligated to exercise any of the powers vested in it by the trust agreement at the request of any holder of capital securities, unless the institutional trustee is offered reasonable indemnity against the costs, expenses and liabilities that it might incur. If no event of default exists and the institutional trustee is required to decide between alternative causes of action, construe ambiguous provisions in the trust agreement or is unsure of the application of any provision of the trust agreement, and the matter is not one on which holders of the capital securities are entitled under the trust agreement to vote, then the institutional trustee shall take such action as directed by us and, if not directed, shall take such action as it deems advisable and in the best interests of the holders of the capital securities and will have no liability, except for its own bad faith, negligence or willful misconduct.
Miscellaneous
     We, the administrators and the institutional trustee are authorized and directed to conduct the affairs of and to operate the Trust in a manner not inconsistent with the trust agreement or applicable law so that:
•	the Trust will not be deemed to be an investment company required to be registered under the Investment Company Act;

•	the Trust will be classified as a grantor trust for U.S. federal income tax purposes; and

•	the debt securities will be treated as our indebtedness for U.S. federal income tax purposes.
     We, together with the administrators and the institutional trustee, are authorized to take any action, not inconsistent with applicable law or the trust agreement, that we, the administrators and the institutional trustee determine in our discretion is necessary or desirable for such purposes even if such action adversely affects the interests of the holders of the capital securities.
     The trust agreement provides that holders of the capital securities have no preemptive or similar rights to subscribe for any additional capital securities and the issuance of capital securities is not subject to preemptive or similar rights.
     The Trust may not borrow money, issue debt, execute mortgages, pledge any of its assets or issue equity other than the capital securities and the common securities.
Governing Law
     The trust agreement and the capital securities will be governed by and construed in accordance with the laws of the State of Delaware.

DESCRIPTION OF DEBT SECURITIES
     This summary describes the material provisions of the debt securities. It is not complete and is both subject to and qualified by the indenture, including the definitions used in the indenture, and the Trust Indenture Act. We have incorporated the definitions used in the indenture in this prospectus supplement. You can receive a complete copy of the form of indenture by requesting a copy from Fulton Financial. Wilmington Trust Company will act as indenture trustee under the indenture.
General
     The Trust will invest the proceeds from the sale of the capital securities and the common securities in the debt securities issued by us. The debt securities will bear interest at the annual rate of      % of the principal amount of the debt securities, payable semiannually in arrears on interest payment dates of February 1st and August 1st of each year to the person in whose name each debt security is registered at the close of business on the relevant record date. The first interest payment date for the debt securities will be August 1, 2006. The period beginning from, and including, the date the debt securities are first issued to, but excluding, the first interest payment date, and thereafter each period from, and including, the preceding interest payment date to, but excluding, the next interest payment date or stated maturity date or earlier redemption date, as the case may be, is an interest period. The debt securities will mature on February 1, 2036.
     We anticipate that until the liquidation, if any, of the Trust, the debt securities will be held by the institutional trustee in trust for the benefit of the holders of the capital securities. The amount of interest payable for any interest period will be computed on the basis of a 360-day year consisting of twelve 30-day months. In the event that any interest payment date, the stated maturity date or any earlier date of redemption would otherwise fall on a day that is not a business day, then the payment payable on such date will be made on the next succeeding day that is a business day, without any interest or other payment in respect of any such delay and with the same force and effect as if made on such date.
     Accrued interest that is not paid on the applicable interest payment date will bear additional interest (to the extent permitted by law) at the coupon rate, compounded semiannually from the relevant interest payment date. The term “interest,” as used in this prospectus supplement, includes semiannual interest payments and interest on semiannual interest payments not paid on the applicable interest payment date.
     The debt securities will rank equally to our debt which has been or may be issued to entities established by us (or by holding companies that we have acquired), in each case similar to the Trust, which totaled $41 million at September 30, 2005, and will be unsecured and rank subordinate and junior to our senior debt. At September 30, 2005, we had outstanding $263 million of senior debt and $400 million of senior debt on a pro forma basis taking into account the Columbia Bancorp acquisition. You should read “ — Subordination.”
     Because we are a holding company, our right to participate in any distribution of assets of any subsidiary upon such subsidiary’s liquidation or reorganization or otherwise (and thus the ability of holders of the capital securities to benefit indirectly from such distribution) is subject to the prior claims of preferred equity holders and creditors of that subsidiary (including depositors, in the case of our subsidiary banks), except to the extent that we may be recognized as a creditor of that subsidiary. At September 30, 2005, our subsidiaries had total liabilities, including deposits, and preferred equity of $10.9 billion, and $12.0 billion giving pro forma effect to the acquisition of Columbia Bancorp. Accordingly, the debt securities will be effectively subordinated to all existing and future liabilities and preferred equity of our subsidiaries (including the deposit liabilities of our subsidiary banks) and all liabilities and preferred equity of any of our future subsidiaries.
     The indenture does not limit the incurrence or issuance of other debt by us (including senior debt) or debt or preferred equity by any of our subsidiaries. You should read “ — Subordination.”

Form, Registration and Transfer and Denomination
     If the debt securities are distributed to the holders of the capital securities, the debt securities may be represented by one or more global certificates registered in the name of Cede & Co., as the nominee of DTC. The depositary arrangements for such debt securities are expected to be substantially similar to those in effect for the capital securities. For a description of DTC and the terms of the depositary arrangements relating to payments, transfers, voting rights, redemptions and other, notices and other matters, you should read “Description of Capital Securities — Form, Denomination, Book-Entry Procedures and Transfers.” Debt securities distributed in certificated form will be distributed, and thereafter exchanged, only in denominations of $1,000 and multiples of $1,000 in excess thereof.
Payment and Paying Agents
     Payment of the principal of and interest on the debt securities due on the stated maturity date or the earlier redemption date, as the case may be, will be made by Fulton Financial in immediately available funds against presentation and surrender of the debt securities. At the option of Fulton Financial, each installment of interest on the debt securities due on an interest payment date other than the stated maturity date or the special event redemption date may be paid, except in the case of debt securities in global form or those held by the institutional trustee:
•	by check mailed to the address of the person or entity entitled to the interest payment as such address shall appear in the register for the debt securities; or

•	by wire transfer to an account maintained by the person or entity entitled to the interest payment as specified in the register, provided, that proper transfer instructions have been received by the relevant record date.
     Payment of any interest on the debt securities on any interest payment date will be made to the person or entity in whose name the debt security is registered at the close of business on the record date for the interest payment date, which will be the date that is 15 calendar days prior to the relevant interest payment date, whether or not the record date falls on a business day, except in the case of defaulted interest. We may at any time designate additional paying agents or rescind the designation of any paying agent; however we will always be required to maintain a paying agent in each place of payment for the debt securities.
     Payments in respect of the debt securities in global form or those held by the institutional trustee, and upon surrender at maturity or earlier redemption regardless of whether in global or certificated form, will be payable in immediately available funds.
     Any moneys deposited with the indenture trustee or any paying agent, or then held by us, in trust for the payment of the principal of or interest on the debt securities and remaining unclaimed for two years after such principal or interest has become due and payable shall, at our request, be repaid to us and the holder of any debt securities shall thereafter look, as a general unsecured creditor, only to us for payment.
Option to Extend Interest Payment Date
     As long as none of the following events of default under the indenture have occurred and are continuing:
•	we default in the payment of any interest on the debt securities following nonpayment of interest for ten or more consecutive semiannual periods;

•	the Trust is dissolved; or

•	certain events related to bankruptcy, insolvency or reorganization of Fulton Financial or any of its major bank subsidiaries,

we have the right under the indenture to elect to defer interest payments on the debt securities, at any time or from time to time, for no more than 10 consecutive semiannual periods; provided, that no extension period will end on a date other than an interest payment date, or extend beyond the stated maturity date or the date of earlier redemption of the debt securities. If we defer interest payments, the Trust will defer semiannual distributions on the capital securities during the extension period. During any extension period, distributions will continue to accrue on the capital securities and on any accrued and unpaid distributions, compounded semiannually from the relevant distribution date at the date such deferred interest would have been payable were it not for the extension period. The term distributions includes any accumulated additional distributions.
     Before the end of any extension period, we may extend the extension period, as long as the additional extension, together with previous and subsequent extensions, does not cause the extension period to exceed 10 consecutive semiannual periods, or to end on a date other than an interest payment date or extend beyond the stated maturity date or the date of earlier redemption. At the end of any extension period, we will be required to pay all amounts then due on the relevant interest payment date, in which event we may elect to begin a new extension period, subject to the above requirements. No interest (except any additional amounts that may be due and payable) shall be due and payable during an extension period until such period ends. We must give the indenture trustee notice of our election to defer interest payments or to extend an extension period no later than the close of business on the fifteenth calendar day prior to the applicable interest payment date.
     There is no limitation on the number of times that we may elect to begin an extension period. You should read “— Option to Extend Interest Payment Date” and “Certain U.S. Federal Income Tax Consequences — Interest Income and Original Issue Discount.”
     During any extension period, we may not:
•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to any of our capital stock;

•	make any payment of principal of or premium, if any, or interest on or repay, repurchase or redeem any debt securities that rank equal with, or junior to, the debt securities; or

•	make any guarantee payments with respect to other guarantees of debt securities of any of our subsidiaries if such guarantee ranks equal with, or junior to, the guarantee of the capital securities.
     Notwithstanding the foregoing, during an extension period the following actions are permitted:
•	repurchases, redemptions or other acquisitions of shares of capital stock of Fulton Financial (1) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (2) in connection with a dividend reinvestment or stockholder stock purchase plan or (3) in connection with the issuance of capital stock of Fulton Financial (or securities convertible into or exercisable for such capital stock), as consideration in an acquisition transaction entered into prior to the occurrence of any of the events that give rise to the foregoing restrictions;

•	any exchange or conversion of any class or series of our capital stock (or any capital stock of a subsidiary) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•	any declaration of a dividend in connection with any stockholder’s rights plan, or the issuance of rights, stock or other property under any stockholder’s rights plan, or the redemption or repurchase of rights pursuant thereto; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal with or junior to such stock.
     We do not currently intend to exercise our right to defer payments of interest on the debt securities. Our obligations under the guarantee to make payments of distributions is limited to the extent that the Trust has sufficient funds legally available to pay distributions, and therefore, our guarantee will not apply during any extension period entered into in accordance with the terms of the indenture. You should read “Description of the Guarantee” for more information about the extent of our guarantee.
Special Event Redemption
     If there are changes in the bank regulatory, investment company or tax laws that adversely affect the status of the Trust, the capital securities or the debt securities, we may, at our option and at any time, subject to our receipt of any required regulatory approval, redeem the debt securities, in whole but not in part, at any time within 90 days of the relevant change, at the special event redemption price. If we exercise our option to redeem the debt securities under these circumstances, then the proceeds of that redemption must be applied to redeem the capital securities at a special event redemption price. You should read “Description of Capital Securities — Redemption.”
     The special event redemption price will be equal to an amount in cash equal to the principal amount of the debt securities plus any unpaid interest accrued thereon to but excluding the special event redemption date.
     A change in the bank regulatory law means the receipt by Fulton Financial and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of:
•	any amendment to, or change in, the laws, rules or regulations of the United States or any political subdivision thereof or any guidelines or policies of an applicable regulatory agency or authority therein; or

•	any official administrative pronouncement or action or judicial decision interpreting or applying these laws, rules or regulations, which amendment or change is effective or which pronouncement, action or decision is announced on or after the date the capital securities are first issued, there is more than insubstantial risk that Fulton Financial (or any successor) will not, within 90 days of the date of the opinion, be entitled to treat an amount equal to the aggregate liquidation amount of the capital securities as Tier 1 Capital (or the then equivalent) for purposes of the capital adequacy guidelines of the FRB (or any successor regulatory authority with jurisdiction over bank holding companies) and applicable to Fulton Financial (or any successor); provided, however, that the inability of Fulton Financial to treat all or any portion of the aggregate liquidation amount of the capital securities as Tier 1 Capital will not constitute a change in the bank regulatory law if this inability results from Fulton Financial having preferred stock, minority interests in consolidated subsidiaries and any other class of security or interest which the FRB (or any successor regulatory authority with jurisdiction over bank holding companies) may now or hereafter accord Tier 1 Capital treatment that, in the aggregate, exceed the amount which may now or hereafter qualify for treatment as Tier 1 Capital under applicable capital adequacy guidelines of the FRB (or any successor regulatory authority with jurisdiction over bank holding companies).
     A change in the investment company law means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of:
•	any amendment to, or change in, any laws, rules or regulations of the United States or any political subdivision thereof or any guidelines or policies of an applicable regulatory agency or authority therein; or

•	any official administrative pronouncement or action or judicial decision interpreting or applying such laws, rules or regulations,

which amendment or change is effective or which pronouncement, action or decision is announced on or after the date the capital securities are first issued, there is more than an insubstantial risk that the Trust is, or within 90 days of the date of the opinion will be, considered an investment company that is required to be registered under the Investment Company Act.
     A change in tax law means the receipt by us and the Trust of an opinion of counsel experienced in such matters to the effect that, as a result of:
•	any amendment to, or change (including any announced prospective change) in, any laws or regulations of the United States or any political subdivision or taxing authority thereof or therein; or

•	any official administrative pronouncement (including any private letter ruling, technical advice memorandum, regulatory procedure, notice or announcement, referred to as an administrative action) or judicial decision interpreting or applying such laws or regulations regardless of whether such administrative action or decision is issued to or in connection with a proceeding involving us or the Trust and whether or not subject to review or appeal, which amendment, clarification, change, administrative action or decision is enacted, promulgated or announced in each case on or after the date the capital securities are first issued, there is more than an insubstantial risk that:
•	the Trust is, or will be within 90 days of the date of such opinion, subject to U.S. federal income tax with respect to any income received or accrued on the debt securities;

•	if we are (or any successor is) then organized and existing under the laws of the United States or any state thereof or the District of Columbia, interest payable by us on the debt securities is not, or within 90 days of the date of such opinion will not be, deductible by us, in whole or in part, for U.S. federal income tax purposes; or

•	the Trust is, or will be within 90 days of the date of such opinion, subject to or otherwise required to pay, or required to withhold from distributions to holders of capital securities, more than a de minimis amount of other taxes (including withholding taxes), duties, assessments or other governmental charges.
     If the Trust is required to pay (or is required to withhold from distributions to holders of capital securities) any additional taxes (including withholding taxes), duties, assessments or other governmental charges as a result of a change in the tax law, we will pay as additional amounts on the debt securities any amounts as may be necessary in order that the net amounts received and retained by the holders of capital securities after payment of all taxes (including withholding taxes), duties, assessments or other governmental charges will be equal to the amounts that such holders would have received and retained had no such taxes (including withholding taxes), duties, assessments or other governmental charges been imposed. Any reference in this prospectus supplement to the payment of principal of and interest on the debt securities shall be deemed to include the payment of such additional amounts, if required under the preceding sentence, except as noted above under “ — Option to Extend Interest Payment Date.”
     We will mail or cause the indenture trustee to mail any notice of redemption at least 30 but not more than 60 days before the redemption date to each holder of debt securities to be redeemed at its registered address. Unless we default in payment of the redemption price, on the redemption date interest shall cease to accrue on the debt securities called for redemption.
Certain Covenants of Fulton Financial
     If at any time:
•	we have actual knowledge that there is any event that is, or with the giving of notice or the lapse of time, or both, would be, an event of default and that we have not cured;

•	we are in default with respect to our payment of any obligations under the guarantee; or

•	we have given notice of our election to exercise our right to defer interest payments on the debt securities as provided in the indenture and the extension period, or any extension of the extension period, is continuing, we will not:
•	declare or pay any dividends or distributions on, or redeem, purchase, acquire or make a liquidation payment with respect to, any of our capital stock;

•	make any payment of principal or interest on, or repay, repurchase or redeem any of our debt securities that rank equal with, or junior, to the debt securities; or

•	make any guarantee payments with respect to any of our other guarantees of debt securities of any of our subsidiaries if such guarantee ranks equal with, or junior to, the guarantee of the capital securities, other than:
•	repurchases, redemptions or other acquisitions of shares of capital stock of Fulton Financial (1) in connection with any employment contract, benefit plan or other similar arrangement with or for the benefit of one or more employees, officers, directors or consultants, (2) in connection with a dividend reinvestment or stockholder stock purchase plan or (3) in connection with the issuance of capital stock of Fulton Financial (or securities convertible into or exercisable for such capital stock), as consideration in an acquisition transaction entered into prior to the occurrence of any of the events that give rise to the foregoing restrictions;

•	any exchange or conversion of any class or series of our capital stock (or any capital stock of a subsidiary) for any class or series of our capital stock or of any class or series of our indebtedness for any class or series of our capital stock;

•	the purchase of fractional interests in shares of our capital stock pursuant to the conversion or exchange provisions of such capital stock or the security being converted or exchanged;

•	any declaration of a dividend in connection with any stockholder’s rights plan, or the issuance of rights, stock or other property under any stockholder’s rights plan, or the redemption or repurchase of rights pursuant thereto; or

•	any dividend in the form of stock, warrants, options or other rights where the dividend stock or the stock issuable upon exercise of such warrants, options or other rights is the same stock as that on which the dividend is being paid or ranks equal with or junior to such stock.
     So long as the capital securities and common securities remain outstanding, we also will:
•	directly or indirectly maintain 100% direct or indirect ownership of the common securities; provided, however, that any of our permitted successors under the indenture may succeed to our ownership of the common securities;

•	use commercially reasonable efforts to cause the Trust to remain a statutory trust, except in connection with the distribution of debt securities to the holders of capital securities in liquidation of the Trust, the redemption of all of the capital securities, or certain mergers, consolidations or amalgamations, each as permitted by the trust agreement;

•	use commercially reasonable efforts to cause the Trust to otherwise continue to be classified as a grantor trust for U.S. federal income tax purposes; and

•	use commercially reasonable efforts to cause each holder of capital securities to be treated as owning an undivided beneficial interest in the debt securities.
Modification of Indenture
     From time to time, we, together with the indenture trustee, may, without the consent of the holders of debt securities, enter into an indenture or indentures supplemental to the indenture for specified purposes, including, among other things, (i) curing ambiguities, defects or inconsistencies, provided, that any such action does not adversely affect the interest of the holders of debt securities and (ii) maintaining the qualification of the indenture under the Trust Indenture Act.
     The indenture permits us and the indenture trustee, with the consent of the holders of a majority in aggregate principal amount of debt securities outstanding at the time, to enter into an indenture or indentures supplemental to the indenture in a manner affecting the rights of the holders of the debt securities; provided, that no supplemental indenture may, without the consent of the holders of each outstanding debt security affected:
•	change the stated maturity date of any debt security;

•	reduce the principal amount of the debt securities;

•	reduce the rate or extend the time of payment of interest, except pursuant to our right under the indenture to defer the payment of interest. You should also read “ — Option to Extend Interest Payment Date”;

•	reduce (other than as a result of the maturity or earlier redemption of any debt security in accordance with the terms of the indenture and such debt security) or increase the aggregate principal amount of debt securities then outstanding or change any of the redemption provisions;

•	make the principal of or interest on the debt securities payable in any coin or currency other than U.S. dollars;

•	impair or affect the right of any holder of debt securities to institute suit for the payment thereof; or

•	reduce the percentage of the principal amount of the debt securities, the holders of which are required to consent to any such modification.
Events of Default
     An “event of default” is the occurrence of any of the following events:
•	our failure to pay interest on the debt securities, including additional amounts, following the nonpayment of interest for ten or more consecutive interest periods;

•	our failure for 30 days to pay any interest on the debt securities when due (subject to the extension of any interest payment date in the case of an extension period with respect to the debt securities);

•	our failure to pay any principal on the debt securities when due, whether at maturity, upon redemption, by accelerating the maturity or otherwise;

•	our failure to observe or perform, in any material respect, certain covenants contained in the indenture for 90 days after written notice to us from the indenture trustee or to us and the indenture trustee from the holders of not less than 25% in aggregate principal amount of outstanding debt securities;

•	the Trust is dissolved, unless as contemplated by the trust agreement; or

•	certain events related to bankruptcy, insolvency or reorganization of Fulton Financial or any of its major bank subsidiaries.
     The holders of a majority in aggregate principal amount of outstanding debt securities have, subject to certain exceptions, the right to direct the time, method and place of conducting any proceeding for any remedy available to the indenture trustee. The indenture trustee or the holders of not less than 25% in aggregate principal amount of outstanding debt securities may declare the principal and any premium and interest accrued and unpaid thereon to be due and payable immediately upon the occurrence of the first event of default described above. The occurrence of either of the last two events of default described above will result in an automatic acceleration of the maturity of all of the outstanding debt securities and all accrued and unpaid interest thereon. The holders of a majority in aggregate principal amount of outstanding debt securities and any premium and interest accrued, but unpaid, thereon may annul this declaration and waive the default if the default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee.
     Prior to any acceleration, the holders of a majority in aggregate principal amount of outstanding debt securities may, on behalf of the holders of all the debt securities, waive (or modify any previously granted waiver of) any past default, except (i) a default in the payment of principal or interest (unless such default has been cured and a sum sufficient to pay all matured installments of interest and principal due otherwise than by acceleration has been deposited with the indenture trustee) or (ii) a default in respect of a covenant or provision which under the indenture cannot be modified or amended without the consent of the holder of each outstanding debt security; provided, that if the debt securities are held by the Trust or a trustee of the Trust, such waiver or modification to such waiver will not be effective until the holders of a majority in liquidation amount of the outstanding capital securities have consented to such waiver or modification to such waiver.
     If an event of default has occurred and is continuing and the event of default is attributable to the failure of Fulton Financial to pay interest on or principal of the debt securities on the date the interest or principal is otherwise payable (or in the case of redemption, on the date of redemption), then a holder of capital securities may directly institute a proceeding for enforcement of payment to such holder of the amounts due at such time on the debt securities having a principal amount equal to the aggregate liquidation amount of the capital securities of such holder.
     The indenture requires that we file with the indenture trustee a certificate annually as to the absence of defaults specified under the indenture.
     The indenture provides that the indenture trustee may withhold notice of an event of default other than a default in the payment of principal or interest from the holders of the debt securities if the indenture trustee considers it in the interest of the holders to do so.
     For a description of voting rights of holders of capital securities under various circumstances, see “Description of Capital Securities Voting Rights; Amendment of the Trust.”
Enforcement of Certain Rights by Holders of Capital Securities
     If an event of default exists that is attributable to our failure to pay the principal of or interest on the debt securities on the due date, a holder of capital securities may institute a direct action against us. You should read “— Events of Default” and “Description of Capital Securities — Events of Default; Notice.” We may not amend the indenture to remove this right to bring a direct action without the prior written consent of the holders of all of the capital securities. Notwithstanding any payments that we make to a holder of capital securities in connection with a direct action, we shall remain obligated to pay the principal of and interest on the debt securities, and we shall be subrogated to the rights of the holder of the capital securities with respect to payments on the capital securities to the extent that we make any payments to a holder in any direct action.

     The holders of the capital securities will not be able to exercise directly any remedies, other than those described in the above paragraph, available to the holders of the debt securities, unless an event of default exists under the trust agreement. You should read “Description of Capital Securities — Events of Default; Notice.”
Consolidation, Merger, Sale of Assets and Other Transactions
     The indenture provides that we will not consolidate with or merge into any other person or convey, transfer or lease all or substantially all of our properties and assets to any person, and no person shall consolidate with or merge into us unless:
•	the successor is organized under the laws of the United States or any state or the District of Columbia, and the successor expressly assumes our obligations under the indenture, the debt securities, and, if the capital securities are outstanding, the trust agreement and the guarantee (unless the successor has (1) agreed to make all payments due in respect of the debt securities or, if outstanding, the capital securities and the guarantee without withholding or deduction for, or on account of, any taxes, duties, assessments or other governmental charges under the laws or regulations of the jurisdiction of organization or residence (for tax purposes) of such successor or any political subdivision or taxing authority thereof or therein unless required by applicable law, in which case such successor shall have agreed to pay such additional amounts as shall be required so that the net amounts received and retained by the holders of the debt securities or capital securities, as the case may be, after payment of all taxes (including withholding taxes), duties, assessments or other governmental charges, will be equal to the amounts that such holders would have received and retained had no such taxes (including withholding taxes), duties, assessments or other governmental charges been imposed); (2) irrevocably and unconditionally consented and submitted to the jurisdiction of any United States federal court or New York state court, in each case located in the Borough of Manhattan, The City of New York, in respect of any action, suit or proceeding against it arising out of or in connection with the indenture, the debt securities, the guarantee or the trust agreement and irrevocably and unconditionally waived, to the fullest extent permitted by law, any objection to the laying of venue in any such court or that any such action, suit or proceeding has been brought in an inconvenient forum; and (3) irrevocably appointed an agent in The City of New York for service of process in any action, suit or proceeding referred to in clause (2) above, and such person expressly assumes all of our obligations under the debt securities, the indenture, the guarantee and the trust agreement;

•	immediately after giving effect to the transaction, no event of default, and no event which, after notice or lapse of time, or both, would become an event of default, exists; and

•	certain other conditions as prescribed in the indenture are met.
     The general provisions of the indenture do not afford holders of the debt securities protection in the event of a highly leveraged or other transaction in which we may become involved that may adversely affect holders of the debt securities.
Satisfaction and Discharge
     The indenture provides that when, among other things,
•	all debt securities are delivered to the indenture trustee for cancellation;

•	all debt securities not previously delivered to the indenture trustee for cancellation have become due and payable or will become due and payable at maturity or called for redemption within one year; and

•	we deposit or cause to be deposited with the indenture trustee funds, in trust, for the purpose and in an amount sufficient to pay and discharge the entire indebtedness on the debt securities not previously delivered to the indenture trustee for cancellation, for the principal and interest (including compounded interest and additional amounts if any) to and including the date of redemption or maturity, as the case may be, then the indenture will cease to be of further effect (except as to our obligations to pay all other sums due pursuant to the indenture and to provide the officers’ certificates and opinions of counsel), and we will be deemed to have satisfied and discharged the indenture.
Subordination
     The debt securities will rank junior to all of our senior debt. Upon any payment or distribution of our assets to creditors upon our liquidation, dissolution, winding up, reorganization, assignment for the benefit of our creditors, marshaling of our assets or any bankruptcy, insolvency, debt restructuring or similar proceedings in connection with any insolvency or bankruptcy proceeding of us, our senior debt must be paid in full before the holders of the debt securities will be entitled to receive or retain any payment in respect thereof.
     No payments on account of principal or interest on, the debt securities may be made if there is:
•	a default in any payment with respect to any senior debt; or

•	an event of default exists with respect to any senior debt that accelerates the maturity of any senior debt.
     The term “senior debt” means, with respect to Fulton Financial, (i) the principal, premium, if any, and interest in respect of (A) indebtedness of Fulton Financial for money borrowed, as well as similar obligations arising from off-balance sheet guarantees and direct credit substitutes and (B) indebtedness evidenced by securities, debt securities, notes, bonds or other similar instruments issued by Fulton Financial, including without limitation its 5.35% Subordinated Notes due April 1, 2015; (ii) all capital lease obligations of Fulton Financial; (iii) all obligations of Fulton Financial issued or assumed as the deferred purchase price of property, all conditional sale obligations of Fulton Financial and all obligations of Fulton Financial under any title retention agreement (but excluding trade accounts payable and other accrued liabilities arising in the ordinary course of business); (iv) all obligations of Fulton Financial for the reimbursement of any letter of credit, any banker’s acceptance, any security purchase facility, any repurchase agreement or similar arrangement, all obligations associated with derivative products such as interest rate and foreign exchange contracts and commodity contracts, any interest rate swap, any other hedging arrangement, any obligation under options or any similar credit or other transaction; (v) all obligations of the type referred to in clauses (i) through (iv) above of other persons for the payment of which Fulton Financial is responsible or liable as obligor, guarantor or otherwise; and (vi) all obligations of the type referred to in clauses (i) through (v) above of other persons secured by any lien on any property or asset of Fulton Financial (whether or not such obligation is assumed by Fulton Financial), whether the obligations of the type referred to in clauses (i) through (vi) above were incurred on or prior to the date of the indenture or thereafter incurred, unless, with the prior approval of the FRB (or such other bank regulatory authority that is then the primary holding company regulator of Fulton Financial) if not otherwise generally approved, it is provided in the instrument creating or evidencing the same or pursuant to which the same is outstanding that such obligations are not superior or are pari passu in right of payment to the debt securities; provided, however, that senior debt shall not include (A) any other debt securities issued to any trust other than the Trust (or a trustee of such trust), partnership or other entity affiliated with Fulton Financial that is a financing entity of Fulton Financial, in connection with the issuance by such financing entity of equity securities or other securities in transactions substantially similar in structure to the transactions contemplated under the indenture and in the trust agreement, including without limitation the debt securities issued to (1) Premier Capital Trust I, (2) Premier Capital Trust II, (3) Resource Bank Trust Preferred II, (4) Resource Bank Trust Preferred III, (5) SVB Bald Eagle Statutory Trust I and (6) SVB Bald Eagle Statutory Trust II, or (B) any guarantees of Fulton Financial in respect of the equity or other securities of any financing entity referred to in clause (A) above.
     We are a financial holding company and almost all of our operating assets are owned by our subsidiaries. We are a legal entity separate and distinct from our subsidiaries. Holders of debt securities should look only to us for payments on the debt securities. We rely on dividends and interest payments from our subsidiaries to pay for the interest expense on debt obligations of approximately $13 million per annum, based on the outstanding amount of debt obligations as of September 30, 2005, and for our non-bank net operating expenses of approximately

$15 million per annum. There are regulatory limitations on the payment of dividends directly or indirectly to us from bank subsidiaries. In addition, our bank subsidiaries are subject to certain restrictions imposed by federal law on any extensions of credit to, and certain other transactions with, us and certain other affiliates, and on investments in stock or other securities thereof. Such restrictions prevent us and such other affiliates from borrowing from our bank subsidiaries unless the loans are secured by various types of collateral. You should read “Risk Factors — We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the debt securities.”
Governing Law
     The indenture and the debt securities will be governed by and construed in accordance with the laws of the State of New York.
Information Concerning the Indenture Trustee
     The indenture trustee is not obligated to exercise any of the powers vested in it by the indenture at the request of any holder of debt securities, unless the indenture trustee is offered reasonable indemnity by the holder against the costs, expenses and liabilities which might be incurred thereby. The indenture trustee is not required to expend or risk its own funds or otherwise incur personal financial liability in the performance of its duties under the indenture. In case an event of default has occurred (which has not been cured or waived), the indenture trustee must exercise the rights and powers vested in it under the indenture, and use the same degree of care and skill in its exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

DESCRIPTION OF THE GUARANTEE
     We will execute and deliver the guarantee at the same time the capital securities are issued. The guarantee will be qualified as an indenture under the Trust Indenture Act. This summary of the material provisions of the guarantee is not complete and is subject to, and qualified in its entirety by, the guarantee and the Trust Indenture Act. The guarantee trustee will hold the guarantee for the benefit of the holders of the capital securities. You can receive a complete copy of the form of the guarantee by requesting a copy from Fulton Financial. Wilmington Trust Company will act as guarantee trustee under the guarantee.
General
     We will irrevocably agree to pay in full on a subordinated basis, to the extent set forth herein, the payments with respect to the capital securities to the extent not paid by the Trust. The payments that will be subject to the guarantee are:
•	any accrued and unpaid distributions required to be paid on the capital securities, to the extent that the Trust has sufficient funds legally available at that time;

•	the applicable redemption price with respect to the capital securities that are (1) called for redemption or (2) mandatorily redeemed, to the extent that the Trust has sufficient funds legally available at that time; and

•	upon a voluntary or involuntary liquidation, dissolution, winding-up or termination of the Trust (other than in connection with the distribution of the debt securities to holders of the capital securities), the lesser of (a) the liquidation amount and any accrued and unpaid distributions on the capital securities, to the extent the Trust has sufficient funds legally available at that time, and (b) the amount of assets of the Trust remaining available for distribution to holders of capital securities after satisfying the liabilities owed to the Trust’s creditors as required by applicable law.
     The guarantee will rank subordinate and junior to all senior debt to the extent provided in the guarantee, as discussed under “ — Status of the Guarantee.” Our obligation to make a guarantee payment may be satisfied by our direct payment of the required amounts to the holders of the capital securities or by causing the Trust to pay these amounts to the holders of the capital securities.
     The guarantee will be an irrevocable guarantee on a subordinated basis of the Trust’s obligations under the capital securities, but will apply only to the extent that the Trust has sufficient funds legally available at such time to make these payments. If we do not make interest and other payments on the debt securities held by the Trust, then the Trust will not be able to pay you the distributions and other amounts due on the capital securities since it will not have funds legally available therefor. You should read “Relationship Among the Capital Securities, the Debt Securities and the Guarantee.”
     If we default on our obligation to pay amounts payable under the debt securities, the Trust will lack funds for the payment of distributions and other amounts when due, and the holders of the capital securities will not be able to rely upon the guarantee for payment of such amounts. However, if an event of default exists that is attributable to our failure to pay principal of or interest on the debt securities on a payment date, then any holder of capital securities may institute a direct action against us pursuant to the terms of the indenture for enforcement of payment to that holder of the principal of or interest on such debt securities having a principal amount equal to the aggregate liquidation amount of the capital securities of that holder. In connection with a direct action, we will have a right of set-off under the indenture to the extent that we made any payment to the holder of capital securities in the direct action. Except as described herein, holders of capital securities will not be able to exercise directly any other remedy available to the holders of the debt securities or assert directly any other rights in respect of the debt securities. The trust agreement provides that each holder of capital securities by accepting the capital securities agrees to the provisions of the guarantee and the indenture.

     We will, through our guarantee, the trust agreement, the debt securities and the indenture, taken together, fully, irrevocably and unconditionally guarantee all of the Trust’s obligations under the capital securities. No single document standing alone, or operating in conjunction with fewer than all of the other documents, constitutes that guarantee. Only the combined operation of these documents provides a full, irrevocable and unconditional guarantee of the Trust’s obligations under the capital securities. You should read “Relationship Among the Capital Securities, the Debt Securities and the Guarantee” for more information about our guarantee.
Status of the Guarantee
     Our guarantee will constitute an unsecured obligation and will rank subordinate and junior to all present and future senior debt in the same manner as the debt securities, as described under “Description of Debt Securities — Subordination.” In addition, because we are a holding company, our right to participate in any distribution of our subsidiaries’ assets upon their liquidation or reorganization or otherwise is subject to the prior claims of our subsidiaries’ creditors (including the depositors of our subsidiary banks) and preferred equity holders except to the extent we may be recognized as a creditor of any of our subsidiaries. Accordingly, our obligations under the guarantee effectively will be subordinated to all existing and future liabilities and preferred equity of our present and future subsidiaries (including depositors of our subsidiary banks). As a result, claimants should look only to our assets for payments under the guarantee. You should read “Risk Factors — We are a holding company, and banking laws and regulations could limit our access to funds from our subsidiary banks with the result that we may not have access to sufficient cash to make payments on the debt securities” and “Description of Debt Securities — General.”
     Our guarantee will rank equal to all of our other guarantees with respect to our past and future preferred beneficial interests issued by our other financing entities. The guarantee does not limit us from incurring additional debt (including senior debt) or from entering into a highly leveraged or other transaction that may adversely affect us, and our subsidiaries are not limited from incurring liabilities or issuing preferred equity that would be structurally senior to the guarantee and the debt securities. We expect from time to time that we will incur additional indebtedness and that our subsidiaries will also incur additional liabilities and may issue preferred equity.
     Our guarantee will constitute a guarantee of payment and not of collection, enabling the guaranteed party to institute a legal proceeding directly against us to enforce the rights of the guarantee trustee under the guarantee without first instituting a legal proceeding against any other person or entity. Our guarantee will be held for the benefit of the holders of the capital securities. Our guarantee will not be discharged, except by payment of the guarantee payments in full to the extent that the Trust has not paid, or upon distribution of the debt securities to the holders of the capital securities.
Events of Default
     There will be an event of default under the guarantee if we fail to perform any of our payment or other obligations under the guarantee. The holders of a majority in liquidation amount of outstanding capital securities will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the guarantee trustee in respect of our guarantee or to direct the exercise of any trust or power conferred upon the guarantee trustee under our guarantee, provided, however, that the guarantee trustee shall have the right to decline to follow any such direction if the guarantee trustee determines that the actions would unjustly prejudice the holders not taking part, or if the guarantee trustee is advised by legal counsel that the action may not be lawfully taken, or if the guarantee trustee determines that the action would involve the guarantee trustee in personal liability.
     In the event of a failure to make a payment under the guarantee, any holder of the capital securities may institute a legal proceeding directly against us without first instituting a legal proceeding against the Trust, the guarantee trustee or any other person or entity.
     We, as guarantor, will be required to file annually with the guarantee trustee a certificate regarding our compliance with the applicable conditions and covenants under our guarantee.
Amendments and Assignment
     Except with respect to any changes that do not materially adversely affect the rights of holders of the capital securities (in which case no approval will be required), the guarantee may not be amended without the prior approval of the holders of a majority of the liquidation amount of the outstanding capital securities. You should read “Description of Capital Securities — Voting Rights; Amendment of the Trust Agreement” for more information about the manner of obtaining the holders’ approval. All guarantees and agreements contained in the guarantee agreement shall bind our successors, assigns, receivers, trustees and representatives and shall inure to the benefit of the holders of the capital securities then outstanding. We, as guarantor, may not assign our rights or delegate our obligations under the guarantee, except in connection with any merger or consolidation as permitted by the indenture.
Termination of the Guarantee
     Our guarantee will terminate upon:
•	full payment of the applicable redemption price of all outstanding capital securities;

•	full payment of the liquidation distribution payable upon dissolution of the Trust; or

•	distribution of debt securities to the holders of the capital securities.
     Our guarantee will continue to be effective or will be reinstated, as the case may be, if at any time any holder of the capital securities must restore payment of any sums paid under the capital securities or the guarantee.
Information Concerning the Guarantee Trustee
     The guarantee trustee, unless we default under the guarantee, will undertake to perform only such duties as are specifically set forth in the guarantee and, in case a default with respect to the guarantee has occurred, must exercise the same degree of care and skill as a prudent person would exercise or use in the conduct of his or her own affairs. Subject to this provision, the guarantee trustee will not be obligated to exercise any of the powers vested in it by the guarantee at the request of any holder of the capital securities unless it is offered reasonable indemnity against the costs, expenses and liabilities that it might incur.
Governing Law
     The guarantee will be governed by and construed in accordance with the laws of the State of New York.

RELATIONSHIP AMONG THE CAPITAL SECURITIES, THE
DEBT SECURITIES AND THE GUARANTEE
Full and Unconditional Guarantee
     Under the guarantee, we will guarantee, on a subordinated basis, payments of distributions and other amounts due on the capital securities to the extent the Trust has sufficient funds legally available to make these payments as and to the extent set forth under “Description of the Guarantee.” Taken together, our obligations under our guarantee, the debt securities, the indenture and the trust agreement will provide, a full, irrevocable and unconditional guarantee of the Trust’s payments of distributions and other amounts due on the capital securities. No single document standing alone or operating in conjunction with fewer than all of the other documents constitutes this the guarantee. Only the combined operation of these documents effectively provides a full, irrevocable and unconditional guarantee of the Trust’s obligations under the capital securities.
     If and to the extent that we do not make the required payments on the debt securities, the Trust will not have sufficient funds to make its related payments, including distributions on the capital securities. Our guarantee will not cover any payments when the Trust does not have sufficient funds legally available to make those payments. Your remedy, as a holder of capital securities, is to institute a direct action against us. Our obligations will be subordinate and junior to all senior debt.
Sufficiency of Payments
     As long as we pay the interest and other payments when due on the debt securities, the Trust will have sufficient funds to cover distributions and other amounts due on the capital securities, primarily because:
•	the aggregate principal amount or maturity or redemption price of the debt securities will equal the aggregate sum of the liquidation amount or redemption price, as applicable, of the capital securities and common securities;

•	the interest rate and interest payment dates and other payment dates on the debt securities will match the distribution rate and distribution payment dates and other payment dates for the capital securities;

•	as sponsor, we will pay for all and any costs, expenses and liabilities of the Trust, except for the Trust’s obligations to holders of capital securities; and

•	the trust agreement also provides that the Trust is not authorized to engage in any activity that is not consistent with its limited purposes.
Enforcement Rights of Holders of Capital Securities
     You, as holder of capital securities, may institute a legal proceeding directly against us for nonpayment of amounts payable on the capital securities and to enforce rights under our guarantee without first instituting a legal proceeding against the indenture trustee, the guarantee trustee, the Trust or any other person or entity.
     A default or event of default under any senior debt would not constitute a default or event of default under the trust agreement. However, if there are payment defaults under, or accelerations of, senior debt or there is a distribution of our assets upon a bankruptcy, insolvency or similar proceeding involving us, the subordination provisions of the indenture provide that we cannot make payments in respect of the debt securities until we have paid the senior debt in full or we have cured the related default or the related default has been waived. Our failure to make required payments on debt securities would constitute an event of default under the trust agreement.

Limited Purpose of the Trust
     The capital securities will represent preferred beneficial interests in the assets of the Trust, and the Trust exists for the sole purpose of issuing and selling the capital securities and the common securities, using the proceeds from the sale of the capital securities and the common securities to acquire the debt securities, and engaging in only those other activities necessary, advisable or incidental thereto. A principal difference between the rights of a holder of a capital security and a holder of a debt security is that a holder of a debt security will be entitled to receive from us the principal of and interest on its debt securities, while a holder of capital securities is entitled to receive distributions and other amounts from the Trust (or, in certain circumstances, from us under our guarantee if, and to the extent, the Trust has sufficient funds legally available to pay such amounts).
Rights Upon Dissolution
     Unless the debt securities are distributed to holders of the capital securities, if the Trust is voluntarily or involuntarily dissolved, wound-up or liquidated, after satisfying the liabilities owed to the Trust’s creditors as required by applicable law, the holders of the capital securities will be entitled to receive, out of assets held by the Trust, the liquidation distribution in cash. You should read “Description of Capital Securities — Liquidation of the Trust and Distribution of Debt Securities.”
     If we are voluntarily or involuntarily liquidated or bankrupted, the institutional trustee, as holder of the debt securities, would be one of our subordinated creditors, subordinated in right of payment to all senior debt, but entitled to receive payment in full of the principal of and interest on the debt securities before any of our stockholders receive payments or distributions. Since we will be the guarantor under the guarantee and will agree to pay all costs, expenses and liabilities of the Trust (other than the Trust’s obligations to the holders of its capital securities), the positions of a holder of capital securities and a holder of debt securities relative to other creditors and to our stockholders in the event of our liquidation or bankruptcy are expected to be substantially the same.
CERTAIN U.S. FEDERAL INCOME TAX CONSEQUENCES
General
     In the opinion of Thacher Proffitt & Wood LLP, special U.S. federal income tax counsel to us and the Trust, the following describes the material U.S. federal income tax consequences of the purchase, ownership and disposition of the capital securities.
     This summary addresses only the tax consequences to a person that acquires capital securities on their original issuance at their original price and that holds the securities as capital assets. This summary does not address all tax consequences that may be applicable to a beneficial owner of the capital securities and does not address the tax consequences to holders subject to special tax regimes (like banks, thrifts, real estate investment trusts, regulated investment companies, insurance companies, dealers in securities or currencies, tax-exempt investors or persons that will hold capital securities as a position in a “straddle,” as part of a “synthetic security” or “hedge” or as part of a “conversion transaction” or other integrated investment). This summary does not include any description of any alternative minimum tax consequences or the tax laws of any state or local government or of any foreign government that may apply to the capital securities. Except as noted below in the discussion of Non-U.S. holders, this discussion is addressed to a U.S. holder, which is defined as a beneficial owner of capital securities that, for U.S. federal income tax purposes, is (or is treated as):
•	a citizen or individual resident of the United States;

•	a corporation or partnership (or entity treated for U.S. federal income tax purposes as a corporation or partnership) created or organized in or under the laws of the United States, any state thereof or the District of Columbia, except in the case of a partnership, to the extent provided in Treasury regulations;

•	an estate the income of which is includible in gross income for U.S. federal income tax purposes without regard to its source; or

•	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the ability to control all substantial decisions of the trust.
     This summary does not address the tax consequences to any shareholder, partner or beneficiary of a holder of capital securities. This summary is based on the Internal Revenue Code of 1986, as amended, referred to as the Code, Treasury regulations thereunder and the administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change, possibly on a retroactive basis. An opinion of Thacher Proffitt & Wood LLP is not binding on the Internal Revenue Service, referred to as the IRS, or the courts. No rulings have been or are expected to be sought from the IRS with respect to any of the matters described in this prospectus supplement. We can give no assurance that the opinions expressed herein will not be challenged by the IRS or, if challenged, that the challenge will not be successful.
     Prospective investors are advised to consult with their own tax advisors with respect to the tax consequences to them of the purchase, ownership and disposition of the capital securities, including the tax consequences under state, local, foreign, and other tax laws and possible effects of changes in U.S. federal or other tax laws.
Classification of the Debt Securities
     We intend to take the position that the debt securities will be classified for U.S. federal income tax purposes as our indebtedness. We, together with the Trust and the holders of the capital securities (by acceptance of a beneficial interest in the capital securities) will agree to treat the debt securities as our indebtedness for all U.S. federal income tax purposes. In connection with the issuance of the capital securities, Thacher Proffitt & Wood LLP will render its opinion that, under then current law and assuming full compliance with the terms of the trust agreement and the indenture (and certain other documents), and based on certain facts and assumptions contained in that opinion, the junior subordinated debt securities will be characterized for U.S. federal income tax purposes as our indebtedness. We cannot be sure that this position will not be challenged by the IRS or, if challenged, that the challenge will not be successful. The remainder of this discussion assumes that the debt securities will be classified as our indebtedness for U.S. federal income tax purposes.
Classification of the Trust
     In connection with the issuance of the capital securities, Thacher Proffitt & Wood LLP will render its opinion that, under then current law and assuming full compliance with the terms of the trust agreement and the indenture (and certain other documents), and based on certain facts and assumptions contained in that opinion, the Trust will be classified for U.S. federal income tax purposes as a grantor trust and will not be classified as an association taxable as a corporation. Accordingly, for U.S. federal income tax purposes, the Trust will not be subject to U.S. federal income tax, each holder of capital securities will be considered the owner of an undivided portion of the debt securities owned by the Trust and each holder of capital securities will be required to include in its gross income any interest (or accrued original issue discount) with respect to its allocable share of the debt securities.
Interest Income and Original Issue Discount
     Under the terms of the indenture, we have the right to defer the payment of interest on the debt securities at any time or from time to time for one or more extension periods not exceeding 10 consecutive semiannual periods each, provided, that no extension period shall end on a date other than an interest payment date or extend beyond February 1, 2036. By reason of that right, the Treasury regulations will subject the debt securities to the rules in the Code and Treasury regulations on debt instruments issued with original issue discount, unless the indenture or debt securities contain terms or conditions that make the likelihood of exercise of the extension option remote. Under the Treasury regulations, a “remote” contingency that stated interest will not be timely paid will be ignored in determining whether a debt instrument is issued with original issue discount. Although the answer is not clear, we believe that the likelihood that we would exercise our option to defer payments of interest is “remote” since exercising that option would, among other things, prevent us from declaring or paying any dividends with respect to any of our capital stock. Accordingly, we intend to take the position that the debt securities will not be considered to be issued with original issue discount and, accordingly, stated interest on the debt securities generally will be taxable to a U.S. holder as ordinary income at the time it is paid or accrued in accordance with such holder’s regular method of tax accounting.
     Under the Treasury regulations, if we were to exercise our option to defer payments of interest, the debt securities would at that time be treated as issued with original issue discount, and all stated interest on the debt securities would thereafter be treated as original issue discount as long as the debt securities remain outstanding. If this occurred, all of a U.S. holder’s interest income with respect to the debt securities would thereafter be accounted for on an economic accrual basis over the remaining term of the debt securities regardless of such U.S. holder’s regular method of tax accounting, and actual distributions of stated interest would not be separately reported as taxable income. Consequently, a U.S. holder of capital securities would be required to include in gross income original issue discount even though we would not make actual cash payments during an extension period. The amount of such includible original issue discount could be significant. Also, under the Treasury regulations, if the option to defer the payment of interest were determined not to be “remote,” the debt securities would be treated as having been originally issued with original issue discount. In such event a U.S. holder would be required to include in gross income an amount of original issue discount each taxable year that approximates the amount of interest that accrues on the debt securities at the stated interest rate, regardless of such U.S. holder’s regular method of tax accounting, and actual cash payments of interest on the debt securities would not be separately includible in gross income. These Treasury regulations have not yet been addressed in any rulings or other interpretations by the IRS, and it is possible that the IRS could take a position contrary to the interpretation described in this prospectus supplement.
     Because income on the capital securities will constitute interest or original issue discount, corporate U.S. holders of the capital securities will not be entitled to a dividends-received deduction with respect to any income recognized with respect to the capital securities.
Receipt of Debt Securities or Cash upon Liquidation of the Trust
     We will have the right at any time to liquidate the Trust and cause the debt securities to be distributed to the holders of the capital securities and common securities, provided that we receive (i) an opinion of counsel to the effect that if we distribute the debt securities, the holders of the capital securities will not experience a taxable event and (ii) any required regulatory approval. Under current law, the liquidation of the Trust and the distribution of the debt securities to U.S. holders of capital securities, for U.S. federal income tax purposes, would be treated as a nontaxable event to each U.S. holder, and the aggregate adjusted tax basis in the debt securities received by such U.S. holder would be equal to the U.S. holder’s aggregate adjusted tax basis in its capital securities surrendered. A U.S. holder’s holding period in the debt securities received in liquidation of the Trust would be no shorter than the period during which the capital securities were held by that U.S. holder.
     If a U.S. holder receives debt securities in exchange for that U.S holder’s capital securities, the U.S. holder would continue to accrue interest, and original issue discount, if any, in respect of those debt securities in the manner described above.
     The debt securities may be redeemed in cash, and the proceeds of that redemption would be distributed to holders in redemption of their capital securities. Under current law, that redemption would constitute, for U.S. federal income tax purposes, a taxable disposition of the redeemed capital securities, the tax consequences of which are described below under “ — Sales or Redemptions of Capital Securities.”
Sales or Redemptions of Capital Securities
     On a sale or redemption of capital securities for cash, a U.S. holder will recognize gain or loss equal to the difference between its adjusted tax basis in the capital securities and the amount realized on the sale or redemption of those capital securities. If the rules regarding original issue discount do not apply, a U.S. holder’s adjusted tax basis in the capital securities generally will be its initial purchase price, and if the U.S. holder uses an accrual method of accounting, the U.S. holder will have a basis in any accrued but unpaid interest. If the rules regarding original issue discount apply, a U.S. holder’s adjusted tax basis in the capital securities generally will be its initial purchase price increased by any original issue discount previously included in the U.S. holder’s gross income to the date of disposition and decreased by any payments received on the capital securities (other than any payments of interest received with respect to the periods prior to the effective date of Fulton Financial’s exercise of its option to defer payments of interest in the event that the rules regarding original issue discount were to apply solely as a result of such exercise). Gain or loss recognized on a sale or redemption of capital securities will be capital gain or loss. Capital gain recognized by an individual in respect of capital securities held for more than one year as of the date of sale or redemption is subject to a maximum U.S. federal income tax rate of 15%.
     The capital securities may trade at a price that discounts any accrued but unpaid interest on the debt securities. Therefore, the amount realized by a U.S. holder who disposes of capital securities between distribution payment dates and whose adjusted tax basis in the capital securities has been increased by the amount of any accrued but unpaid original issue discount (or interest) may be less than the holder’s adjusted tax basis in the capital securities. A U.S. holder’s adjusted tax basis in the capital securities could be increased either under the rules regarding original issue discount or, if those rules do not apply, in the case of a holder that uses an accrual method of accounting, under the accrual accounting rules. In that case, the U.S. holder will recognize a capital loss. Subject to a limited exception in the case of individual taxpayers, capital losses cannot be applied to offset ordinary income for U.S. federal income tax purposes.
Non-U.S. holders
     For purposes of this discussion, a “Non-U.S. holder” is a beneficial owner of capital securities that is not a U.S. holder.
     Under current U.S. federal income tax laws, subject to the discussion below of backup withholding, payments by the Trust or any of its paying agents to a Non-U.S. holder will not be subject to U.S. federal income or withholding tax, provided, that the Non-U.S. holder (a) does not own, actually or constructively, ten percent or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation that is related to us through stock ownership, (c) is not a bank whose receipt of interest on the debt securities is described in Section 881(c)(3)(A) of the Code, and (d) is not a person within a foreign country which the IRS has included in a list of countries that do not provide adequate exchange of information with the U.S. to prevent tax evasion by U.S. persons, and either (A) the Non-U.S. holder certifies, on IRS Form W-8BEN (or appropriate successor document), to the Trust or its agent, under penalties of perjury, that it is not a U.S. holder and provides its name and address or (B) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of business, referred to as a “Financial Institution,” and holds the capital securities in that capacity certifies to the Trust or its agent, under penalties of perjury, that the statement has been received from the Non-U.S. holder by it or by a Financial Institution between it and the Non-U.S. holder and furnishes the Trust or its agent with a copy thereof.
     If a Non-U.S. holder does not qualify for the foregoing exemption from withholding, payments of interest, including payments relating to any accrued original issue discount, to that Non-U.S. holder may be subject to withholding tax at a tax rate of 30%, which tax may be subject to reduction, including exemption, under any applicable tax treaty, provided the Non-U.S. holder supplies at the time of its initial purchase, and at all subsequent times as are required under the Treasury regulations, a properly executed IRS Form W-8BEN, or appropriate successor form, to report its eligibility for that reduced rate or exemption.
     If a Non-U.S. holder is engaged in a trade or business in the U.S. and interest on the capital securities (or the debt securities) is effectively connected with the conduct of that trade or business, the Non-U.S. holder, although exempt from the withholding tax discussed above, will be subject to U.S. federal income tax on that interest at graduated rates on a net income basis in generally the same manner as if it were a U.S. holder, provided the Non-U.S. holder supplies, at the time of its initial purchase, and at all subsequent times that are required under the Treasury regulations, a written statement, such as a properly executed IRS Form W-8ECI, or appropriate successor form, that such income is, or is expected to be, effectively connected with the conduct of a trade or business within the United States of that holder and is includible in the holder’s gross income for the taxable year. In addition, if such Non-U.S. holder is a foreign corporation, it may be subject to a branch-profits tax equal to 30% of its effectively connected earnings and profits that are repatriated or treated as repatriated. For this purpose, the interest income would be included in the foreign corporation’s earnings and profits. In the case of a Non-U.S. holder entitled to the benefits of a tax treaty with the U.S., the foregoing discussion generally applies only if the Non-U.S. holder is engaged in business in the U.S. through a U.S. permanent establishment and the income on the debt securities is attributable to that permanent establishment within the meaning of the treaty, and the rate of the branch profits tax may be limited to a rate prescribed by the treaty for the withholding of tax on dividends.

     Any gain recognized upon a sale or other disposition of capital securities (or debt securities) generally will not be subject to U.S. federal income tax unless (1) the gain is, or is treated as, effectively connected with a U.S. trade or business of the Non-U.S. holder or (2) in the case of a Non-U.S. holder who is an individual, that individual is present in the U.S. for 183 days or more in the taxable year of the sale or other disposition, and certain other conditions are met.
Backup Withholding Tax and Information Reporting
     The amount of interest, including original issue discount, accrued on capital securities held of record by U.S. holders (other than corporations and other exempt holders) will be reported to the IRS. “Backup withholding” will apply to payments of interest to non-exempt U.S. holders unless the U.S. holder furnishes its taxpayer identification number in the manner prescribed in applicable Treasury regulations, certifies that the number is correct, certifies as to no loss of exemption from backup withholding and meets certain other conditions. The current backup withholding rate is 28%.
     Payment of the proceeds from the disposition of capital securities to or through the U.S. office of a broker is subject to information reporting and backup withholding unless the holder or beneficial owner establishes an exemption from information reporting and backup withholding.
     Non-U.S. holders are generally exempt from the backup withholding rules but are required to comply with certification and identification requirements to prove their exemption. Non-U.S. holders may be subject to certain information reporting rules.
     Any amount withheld from a holder under the backup withholding rules will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.
     It is anticipated that income on capital securities will be reported to holders on Form 1099 (or any successor form) and mailed to holders of capital securities by January 31 following each calendar year.
     The U.S. federal income tax discussion set forth above is included for general information only and may not be applicable depending upon a holder’s particular situation. You should consult your tax adviser with respect to the tax consequences to you of the purchase, ownership and disposition of capital securities, including the tax consequences under state, local, foreign and other tax laws and the possible effects of changes in U.S. federal or other tax laws.

ERISA CONSIDERATIONS
General
     In evaluating the purchase of capital securities, a fiduciary of a qualified profit-sharing, pension or stock bonus plan, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended, referred to as ERISA, a collective investment fund or separate account in which such plans invest and any other investor using assets that are treated as assets of an employee benefit plan subject to ERISA, each, referred to as a Plan and, collectively, Plans, should consider:
•	whether the ownership of capital securities is in accordance with the documents and instruments governing such Plan;

•	whether the ownership of capital securities is solely in the interest of Plan participants and beneficiaries and otherwise consistent with the fiduciary’s responsibilities and in compliance with the requirements of Part 4 of Title I of ERISA, including, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA and the prohibited transaction provisions of Section 406 of ERISA and Section 4975 of the Code;

•	whether the assets of the Trust are treated as assets of the Plan; and

•	the need to value the assets of the Plan annually.
In addition, the fiduciary of an individual retirement arrangement or other entity subject to Section 4975 of the Code, referred to as an IRA, considering the purchase of capital securities should consider whether the ownership of the capital securities would result in a non-exempt prohibited transaction under Section 4975 of the Code.
     Governmental plans and certain church plans (each as defined under ERISA) are not subject to the prohibited transaction rules. Such plans may, however, be subject to federal, state or local laws or regulations which may affect their investment in the capital securities. Any fiduciary of such a governmental or church plan considering an investment in the capital securities should determine the need for, and the availability, if necessary, of any exemptive relief under such laws or regulations.
     The fiduciary investment considerations summarized below provide a general discussion that does not include all of the fiduciary investment considerations relevant to Plans and, where indicated, IRAs. This summary is based on the current provisions of ERISA and the Code and regulations and rulings thereunder, and may be changed (perhaps adversely and with retroactive effect) by future legislative, administrative or judicial action.
     Plans and IRAs that are prospective purchasers of capital securities should consult with and rely upon their own advisors in evaluating these matters in light of their own particular circumstances.
Plan Asset Regulation
     Under Department of Labor regulations governing what constitutes the assets of a Plan or IRA, referred to as Plan Assets, for purposes of ERISA and the related prohibited transaction provisions of the Code, referred to as the Plan Asset Regulation, 29 C.F.R. Sec. 2510.3-101, when a Plan or IRA acquires an equity interest in another entity, and such interest does not represent a “publicly offered security” or a security issued by an investment company registered under the Investment Company Act, the Plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established either that the entity is an operating company or that equity participation in the entity by “benefit plan investors,” as defined in the Plan Asset Regulation, is not “significant.” Although no assurance can be given, it is anticipated that the capital securities will qualify for the exception for “publicly offered securities: “ For purposes of the Plan Asset Regulation, the Trust will be neither an investment company nor an operating company.

     Under the Plan Asset Regulation, equity participation by benefit plan investors will not be considered “significant” on any date only if immediately after the most recent acquisition of the capital securities, the aggregate interest in the capital securities held by benefit plan investors will be less than 25% of the aggregate outstanding principal amount of the capital securities. Although it is possible that the equity participation by benefit plan investors on any date will not be “significant” for purposes of the Plan Asset Regulation, such a result cannot be assured. Consequently, if Plans, IRAs or investors using assets of Plans purchase the capital securities, the Trust’s assets could be deemed to be Plan Assets of such Plans and/or IRAs for purposes of the fiduciary responsibility provisions of ERISA and the prohibited transactions rules of ERISA and the Code. Under ERISA and the Code, any person who exercises any authority or control respecting the management or disposition of the assets of a Plan or IRA is considered to be a fiduciary of such Plan or IRA. The institutional trustee of the Trust could therefore become a fiduciary of the Plans and IRAs that invest in the capital securities and be subject to the general fiduciary requirements of ERISA in exercising its authority with respect to the management of the assets of the Trust. However, the institutional trustee will have only limited discretionary authority with respect to the Trust assets and the remaining functions and responsibilities performed by the institutional trustee will be for the most part custodial and ministerial in nature.
Prohibited Transactions
     Each of the Trust, Fulton Financial (the obligor with respect to the debt securities held by the Trust) and their affiliates or the institutional trustee may be a party in interest or a disqualified person with respect to a Plan or IRA investing in the capital securities. Therefore, such investment by a Plan or IRA may give rise to a prohibited transaction. Consequently, before investing in the capital securities or acquiring debt securities, any person who is, or who is acquiring such securities for, or on behalf of, a Plan or IRA should determine that either a statutory or an administrative exemption from the prohibited transaction rules discussed below or otherwise available is applicable to such investment in the capital securities, or that such investment in, or acquisition of, such securities will not result in a non-exempt prohibited transaction.
     The statutory or administrative exemptions from the prohibited transaction rules under ERISA and the Code which may be available to a Plan or IRA which is investing in the capital securities include the following, referred to collectively as the ERISA Investor Exemptions:
•	Prohibited Transaction Class Exemption, referred to as PTCE, 90-1, regarding investments by insurance company pooled separate accounts;

•	PTCE 91-38, regarding investments by bank collective investment funds;

•	PTCE 84-14, regarding transactions effected by qualified professional asset managers;

•	PTCE 96-23, regarding transactions effected by in-house asset managers; and

•	PTCE 95-60, regarding investments by insurance company general accounts.
     No person who is, or who in acquiring capital securities is using the assets of, a Plan or IRA may acquire capital securities unless one of the ERISA Investor Exemptions or another applicable exemption is available to the Plan or IRA, or such acquisition or holding of the capital securities will not result in a nonexempt Prohibited Transaction. The acquisition of the capital securities by any person who is, or who in acquiring such capital securities is using the assets of, a Plan or IRA shall be deemed to constitute a representation by such person to the i institutional trustee, Fulton Financial and the underwriters either that:
•	it is not a Plan, IRA, trustee or other person acting on behalf of a Plan or IRA or other person or entity using the assets of any Plan or IRA to finance such purchase; or

•	such acquisition is eligible for the exemptive relief in one of the ERISA Investor Exemptions or another applicable exemption and will not result in a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code for which there is no applicable statutory or administrative exemption.

     In the case of capital securities delivered in certificated form, the purchaser will be required to make such representation, in writing, to the trustees of the Trust, Fulton Financial and the underwriters.
     The discussion of ERISA herein is general in nature and is not intended to be all inclusive. Any fiduciary of a Plan, IRA, governmental plan or church plan considering an investment in the capital securities should consult with its legal advisors regarding the consequences of such investment and consider whether the Plan or IRA can make the representations noted above.
     Further, the sale of investments to Plans and IRAs is in no respect a representation by the Trust, Fulton Financial, the institutional trustee, the underwriters or any other person associated with the sale of the capital securities that such securities meet all relevant legal requirements with respect to investments by Plans and IRAs generally or any particular Plan, or that such securities are otherwise appropriate for Plans and IRAs generally or any particular Plan.
     Any purchaser proposing to acquire capital securities with assets of any Plan or IRA should consult with its counsel.
UNDERWRITING
     Subject to the terms and conditions of the purchase agreement among us, the Trust, FFC Management, Inc. and Sandler O’Neill & Partners, L.P., as representative of the underwriters named below, the underwriters have severally agreed to purchase from the Trust, and the Trust has agreed to sell to them, the number of capital securities listed below opposite their names.

Number of
Underwriters	Capital Securities

Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods, Inc.
KeyBanc Capital Markets, a division of McDonald Investments Inc.
Morgan Stanley & Co. Incorporated
Ryan, Beck & Co.

Total	150,000

     The purchase agreement provides that the obligations of the underwriters are subject to approval of certain legal matters by their counsel and to certain other customary conditions. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the purchase agreement. The purchase agreement provides that the underwriters are obligated to purchase all of the capital securities in this offering if any are purchased.
     The table below shows per capital security the total public offering price, underwriting commissions to be paid by us and proceeds, to the Trust.

	Per Capital Security	Total
Public offering price	$1,000	$150,000,000
Underwriting commission to be paid by us	$10	$1,500,000
Proceeds to the Trust	$1,000	$150,000,000
     The expenses of the offering, not including the underwriting commission are estimated to be $594,000 and are payable by us.

     The underwriters propose to offer the capital securities initially directly to the public at the public offering price set forth on the cover page of this prospectus supplement. The underwriters may offer the capital securities to securities dealers at the public offering price less a concession not in excess of $0.50 per capital security. The underwriters may allow, and the dealers may reallow, a discount not in excess of $0.25 per capital security to other brokers and dealers. If all of the capital securities are not sold at the initial public offering price, the underwriters may change the offering price and other selling terms.
     The capital securities are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the purchase agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.
     We, the Trust and FFC Management, Inc. have agreed to indemnify the underwriters against several liabilities, including liabilities under the Securities Act. We have also agreed to reimburse the underwriters for certain out-of-pocket expenses, including reasonable legal fees and expenses.
     In connection with this offering, the underwriters may engage in stabilizing transaction, over-allotment transactions, syndicate covering transactions and penalty bids.
•	Stabilizing transactions permit bids to purchase capital securities so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the capital securities while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of capital securities in excess of the number of securities the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by the underwriters is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing securities in the open market.

•	Syndicate covering transactions involve purchases of capital securities in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of securities to close out the short position, the underwriters will consider, among other things, the price of securities available for purchase in the open market compared with the price at which they may purchase securities through exercise of the over-allotment option. If the underwriters sell more securities than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying securities in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be a downward pressure on the price of the securities in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the capital securities originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.
These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the capital securities or preventing or retarding a decline in the market price of the capital securities. As a result, the price of the capital securities in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of the capital securities. These transactions, if commenced, may be discontinued at any time.

     Because the National Association of Securities Dealers, Inc, referred to as the NASD, may view the capital securities as interests in a direct participation program, the offer and sale of the capital securities is being made in compliance with the provisions of Rule 2810 under the NASD Conduct Rules. As a result, no sales of capital securities will be executed by an underwriter in a discretionary account without prior written approval of the customer.
     Certain of the underwriters and their affiliates have performed and may perform in the future, from time to time, investment banking and other services for us in the ordinary course of business and have received and may receive customary fees from us for their services.
LEGAL MATTERS
     Certain legal matters will be passed upon for Fulton Financial by Thacher Proffitt & Wood LLP and Barley Snyder LLC. Sidley Austin llp will act as counsel for the underwriters. Certain matters of Delaware law relating to the validity of the capital securities will be passed upon on behalf of the Trust by Morris, James, Hitchens & Williams LLP, special Delaware counsel to the Trust. Certain matters relating to U.S. federal income tax considerations will be passed upon for us by Thacher Proffitt & Wood LLP, special tax counsel to us.
RATINGS
     The capital securities have been rated A- by Fitch Ratings and A3 by Moody’s Investors Service. A credit rating is not a recommendation to buy, sell or hold the capital securities and may be subject to revision or withdrawal at any time by the relevant rating agency. Each rating should be evaluated independently of the other rating assigned to the capital securities.
EXPERTS
     The updated consolidated financial statements of Fulton Financial as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states Fulton Financial acquired First Washington FinancialCorp. on December 31, 2004, and management excluded from its assessment of the effectiveness of Fulton Financial’s internal control over financial reporting as of December 31, 2004, First Washington FinancialCorp.’s internal control over financial reporting associated with total assets of approximately $585 million and total revenues of $0 included in the consolidated financial statements of Fulton Financial as of and for the year ended December 31, 2004. The audit of internal control over financial reporting of Fulton Financial also excluded an evaluation of the internal control over financial reporting for First Washington FinancialCorp.
     Fulton Financial adopted Statement 123R in the third quarter of 2005. Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. As a result of its adoption of Statement 123R, the information contained in Fulton Financial’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, has been updated by the Current Report on Form 8-K that Fulton Financial filed on December 5, 2005.

PROSPECTUS
Fulton Financial Corporation
Common Stock
Preferred Stock
Junior Subordinated Debt Securities
Guarantees
Fulton Capital Trust I
Fulton Capital Trust II
Fulton Capital Trust III
Fulton Capital Trust IV
Capital Securities
       We will provide the specific terms of the securities in supplements to this prospectus. You should read this prospectus and the applicable prospectus supplement carefully before you invest in the securities described in the applicable prospectus supplement. This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement and a pricing supplement, if any.
      We may sell the securities to or through underwriters, and also to other purchasers or through agents. The names of the underwriters will be stated in the prospectus supplements and other offering material. We may also sell securities directly to investors.
      Our common stock trades on the Nasdaq Stock Market, Inc. under the trading symbol “FULT”. Any common stock that we sell pursuant to any supplement to this prospectus will be listed for quotation on the Nasdaq Stock Market upon official notice of issuance.
      These securities are unsecured and are not savings accounts, deposits or other obligations of any of our bank or non-bank subsidiaries, and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. These securities involve investment risks, including possible loss of principal.
      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
      Neither the Securities and Exchange Commission, referred to as the SEC, nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this prospectus is December 27, 2005.

i

WHERE YOU CAN FIND MORE INFORMATION
      Fulton Financial Corporation, referred to as Fulton Financial, files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended, referred to as the Exchange Act. You may read and copy this information at prescribed rates at the following location of the SEC:
Public Reference Room
100 F Street, N.E.
Washington, D.C. 20549
      You can also obtain additional information about the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers like us who file electronically with the SEC. The address of that site is www.sec.gov.
      The common stock of Fulton Financial is traded on The Nasdaq National Market and quoted under the symbol FULT. You can also inspect information about Fulton Financial by visiting The Nasdaq National Market web site (www.nasdaq.com). Our web site is www.fult.com. Information contained in our web site does not constitute part of this prospectus.
      We have not included separate financial statements of any of the co-registrant statutory trusts in this prospectus and we will not prepare separate financial statements of any of these trusts in the future. We do not consider that such financial statements would be material to holders of the capital securities of a particular trust because Fulton Financial will fully, irrevocably and unconditionally guarantee, on a subordinated basis, payments on those capital securities to the extent described in this prospectus and the applicable prospectus supplement and each of the trusts is a newly-formed special purpose entity, has no operating history or independent operations, is not engaged in and does not propose to engage in any activity other than holding as its assets our debt securities, issuing, in the future, its capital securities to investors and common securities to Fulton Financial and engaging in incidental activities. Fulton Financial does not expect that any of these trusts will file reports, proxy statements and other information under the Exchange Act with the SEC.

1

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
      We are incorporating information into this prospectus by reference, which means that we are disclosing important information to you by referring you to documents filed with the SEC. The information incorporated by reference is considered to be a part of this prospectus, except as discussed below.
      The following documents that we have filed with the SEC are incorporated into this prospectus by reference (other than information that pursuant to SEC rules is deemed not to be filed):

•	Annual Report on Form 10-K, filed March 16, 2005, for the year ended December 31, 2004;

•	Quarterly Report on Form 10-Q, filed May 10, 2005, for the quarter ended March 31, 2005;

•	Quarterly Report on Form 10-Q, filed August 9, 2005, for the quarter ended June 30, 2005;

•	Quarterly Report on Form 10-Q, filed November 9, 2005, for the quarter ended September 30, 2005;

•	Current Reports on Form 8-K filed: January 3, 2005, January 12, 2005, January 18, 2005, March 2, 2005, March 16, 2005, March 22, 2005, March 24, 2005, March 31, 2005, April 13, 2005 (two reports filed), May 5, 2005, June 9, 2005, June 15, 2005, June 24, 2005, June 27, 2005, July 1, 2005, July 5, 2005, July 19, 2005, July 26, 2005, July 27, 2005, July 29, 2005, August 9, 2005, October 18, 2005, October 26, 2005, October 31, 2005, November 2, 2005, December 5, 2005 and December 16, 2005; and

•	Amendments to Current Reports on Form 8-K/ A filed: January 18, 2005, July 27, 2005, July 29, 2005 and August 9, 2005.
      Fulton Financial adopted Statement of Financial Accounting Standards No. 123R, “Share-Based Payment,” referred to as Statement 123R, in the third quarter of 2005. Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. As a result of its adoption of Statement 123R, the information contained in Fulton Financial’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, has been updated by the Current Report on Form 8-K that Fulton Financial filed on December 5, 2005.
      All future filings that we make with the SEC, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and proxy statements, are incorporated by reference into this prospectus and any supplements to this prospectus (other than information that pursuant to SEC rules is deemed not to be filed). Any statement contained in a document incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that any statement contained in this prospectus or in any subsequently filed document which also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes this statement. Any statement modified or superseded in this way will not be deemed, except as so modified or superseded, to constitute a part of this prospectus or any supplement to this prospectus. The information incorporated by reference contains information about us and our financial condition and performance and is an important part of this prospectus.
      You can obtain any of the documents incorporated by reference in this prospectus from us, or from the SEC, through the SEC’s Internet web site at the address specified above. Documents incorporated by reference in this prospectus are available without charge, excluding all exhibits unless we have specifically incorporated an exhibit into this document by reference. You may obtain documents incorporated by reference in this document by requesting them by writing or telephoning us at:
Fulton Financial Corporation
One Penn Square, P.O. Box 4887
Lancaster, PA 17604
Attention: Corporate Secretary
(717) 291-2411

2

      You should rely only on the information included or incorporated by reference in this prospectus. We have not authorized anyone to give any information or make any representation about us that is different from, or in addition to, those included or incorporated by reference in this prospectus. If anyone does give you any additional or different information, you should not rely on it. The information included or incorporated by reference in this prospectus speaks only as of the date of this document unless the information specifically indicates that another date applies.
EXPERTS
      The updated consolidated financial statements of Fulton Financial as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report on management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting as of December 31, 2004, contains an explanatory paragraph that states Fulton Financial acquired First Washington FinancialCorp. on December 31, 2004, and management excluded from its assessment of the effectiveness of Fulton Financial’s internal control over financial reporting as of December 31, 2004, First Washington FinancialCorp.’s internal control over financial reporting associated with total assets of approximately $585 million and total revenues of $0 included in the consolidated financial statements of Fulton Financial as of and for the year ended December 31, 2004. The audit of internal control over financial reporting of Fulton Financial also excluded an evaluation of the internal control over financial reporting for First Washington FinancialCorp.
      Fulton Financial adopted Statement 123R in the third quarter of 2005. Statement 123R requires that the fair value of equity awards to employees be recognized as compensation expense over the period during which an employee is required to provide service in exchange for such award. As a result of its adoption of Statement 123R, the information contained in Fulton Financial’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2004 and (ii) Quarterly Reports on Form 10-Q for the quarters ended March 31, 2005 and June 30, 2005, has been updated by the Current Report on Form 8-K that Fulton Financial filed on December 5, 2005.

3

     You should rely only on the information contained or incorporated by reference in this prospectus supplement. We have not authorized anyone to provide you with any additional or different information. This prospectus supplement and the accompanying prospectus do not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The affairs of Fulton Financial or the Trust may change after the date of this prospectus supplement.

150,000 Capital Securities
Fulton Capital Trust I
% Capital Securities
(Liquidation Amount $1,000
per Capital Security)
Fully and Unconditionally
Guaranteed, to the Extent Described
in this Prospectus Supplement, by

PRELIMINARY
PROSPECTUS
SUPPLEMENT

Sandler O’Neill & Partners, L.P.
Keefe, Bruyette & Woods
KeyBanc Capital Markets
Morgan Stanley
Ryan Beck & Co.
January      , 2006